Form 10-K, Exhibit 13
period 1996-12-31
LOGANSPORT FINANCIAL CORP
filed 1997-03-25
CIK 939928

LOGANSPORT FINANCIAL CORP.

                            SHAREHOLDER ANNUAL REPORT

                                      1996

                                TABLE OF CONTENTS

                                                                          Page
President's Message to Shareholders...............................          2
Selected Consolidated Financial Data..............................          3
Management's Discussion and Analysis..............................          4
Independent Auditor's Report......................................         15
Consolidated Statement of Financial Condition.....................         16
Consolidated Statement of Income..................................         17
Consolidated Statement of Changes in Stockholders' Equity.........         18
Consolidated Statement of Cash Flows..............................         19
Notes to Consolidated Financial Statements........................         20
Shareholder Information...........................................         36
Directors and Officers............................................         37



                             DESCRIPTION OF BUSINESS

     Logansport Financial Corp. (the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June, 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no other business activity than being the holding company for the Bank. The Company is the sole shareholder of the Bank.

Dear Shareholder:

We are pleased to present to you the 1996 Annual Report of Logansport Financial Corp.

During 1996, the first full year of operations, our goal was to maximize shareholder value. We took a number of actions to move toward attainment of that goal. On December 10, 1996, each shareholder received a $3.00 per share one-time special cash distribution. The Company obtained from the Internal Revenue Service a Private Letter Ruling allowing this non-taxable return of capital. This distribution allows shareholders to defer federal and state income taxes until sale of their stock, provides immediate cash for reinvestment, and improves the Company's return on equity. On October 28, 1996, we commenced a stock repurchase program and this was completed by year end. The Company repurchased 66,125 shares of common stock in the open market. The open market purchases have the effect of enhancing the book value per share and the potential for growth in earnings per share of the Company's remaining outstanding shares. Both of these actions were taken to improve the value of your investment in Logansport Financial Corp.

The Board of Directors has paid a $.10 per share quarterly dividend since our conversion to a stock institution and remains committed to regular, quarterly dividends for our shareholders. In 1996, $.32 of the $.40 per share paid will qualify as a return of capital. Dividends received in future years are expected to be fully taxable.

Our growth during 1996 has been excellent. Total assets for the year ended December 31, 1996 were $77.7 million compared to $74.7 million at December 31, 1995. This growth needs to be considered in conjunction with the fact that we distributed almost $4.0 million to shareholders in December. Our net loans totaled $56.8 million at December 31, 1996, an increase of $7.1 million over 1995. This increase in loans is a significant contributing factor to our strong earnings. Excellent loan service in both our mortgage and consumer loan products has become our niche in a very competitive marketplace. Our return on assets continued to be strong at 1.18% and is keeping pace with our growth in assets.

The one-time special assessment to recapitalize the Savings Association Insurance Fund resulted in a pretax charge to earnings of $335,000 ($202,000 after tax-effected). This, of course, had a significant impact on earnings. However, Logansport Financial Corp.'s earnings in 1996 still exceeded those in 1995. We are proud of that accomplishment and with this issue now behind us we look forward to 1997 and lower insurance costs which should translate into additional earnings.

We are proud of the performance of Logansport Financial Corp. in 1996. Consistent earnings, strong capital, and excellent asset quality have positioned us for continued growth in 1997. We are grateful for your support and look forward to a long and mutually beneficial relationship.


                                                        Sincerely,




                                                        /s/ Thomas G. Williams
                                                        Thomas G. Williams
                                                        President

                                       SELECTED CONSOLIDATED FINANCIAL DATA
                                   OF LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY


                                                                            AT  DECEMBER 31,
                                               1996             1995              1994             1993              1992
                                               --------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Balance Sheet Data:
Total assets ...........................    $77,668           $74,647          $59,351           $56,229           $49,164
Loans receivable, net ..................     56,802            49,707           44,020            37,851            34,801
Mortgage- and other asset-backed securities                     6,674            7,468             1,229             2,784
3,522
Cash and cash equivalents...............      3,759             3,243            1,645             2,700             2,530
Other investment securities.............      7,629            11,285           10,009            10,718             6,457
Interest-bearing time deposits in other
   financial institutions...............        100               100              ---               ---               ---
Deposits................................     57,396            52,461           51,202            49,558            43,337
Borrowings..............................      3,400             1,000            1,000               ---               ---
Stockholders' equity....................     15,427            20,454            6,833             6,397             5,620


                                                                         YEAR ENDED DECEMBER 31,
                                               1996             1995              1994             1993              1992
                                               --------------------------------------------------------------------------
                                                                         (Dollars in thousands)
Summary of Operating Results:
Interest income ........................     $5,653          $  4,775         $  4,031          $  4,033          $  3,967
Interest expense .......................      2,719             2,468            2,043             1,984             2,141
                                         ----------        ----------        ---------         ---------         ---------
   Net interest income..................      2,934             2,307            1,988             2,049             1,826
Provision for loan losses...............         12                20                6               161                98
                                         ----------        ----------        ---------         ---------         ---------
   Net interest income after provision for
      loan losses.......................      2,922             2,287            1,982             1,888             1,728
Other income:
   Service charges on deposit accounts..         67                47               35                26                19
   Investment securities gains (losses).        (47)                3              ---                22                12
   Other................................         62               129               44                37                41
                                         ----------        ----------        ---------         ---------         ---------
      Total other income................         82               179               79                85                72
Other expense:
   Salaries and employee benefits.......        619               492              459               410               323
   Occupancy and equipment..............         81                81               84                69                74
   Deposit insurance premium............        449               116              114                83                88
   Other................................        435               343              300               256               322
                                         ----------        ----------        ---------         ---------         ---------
        Total other expense.............      1,584             1,032              957               818               807
                                         ----------        ----------        ---------         ---------         ---------
Income before income taxes and cumulative
   effect of change in
   accounting principle                       1,420             1,434            1,104             1,155               993
Income tax expense......................        507               526              370               422               418
Cumulative effect of change
     in accounting principle............        ---               ---              ---                44               ---
                                         ----------        ----------        ---------         ---------         ---------
   Net income........................... $      913        $      908        $     734         $     777         $     575
                                         ==========        ==========        =========         =========         =========
Net income per share.................... $      .69  $           --- (1)           ---               ---               ---
Cash dividends per share
   Regular..............................        .40               --- (1)          ---               ---               ---
   Special (2)..........................       3.00               ---              ---               ---               ---
Supplemental Data:
Return on assets (3) ...................         1.18%            1.34%            1.27%             1.45%             1.22%
Return on equity (4)....................         4.76             6.33            10.78             12.92             10.74
Interest rate spread (5) ...............         2.80             2.77             3.32              3.75              3.70
Net yield on interest-earning assets (6)                          3.99             3.64              3.67              4.07
4.11
Other expenses to average assets .......         2.04             1.53             1.65              1.52              1.71
Net interest income to other expenses...         1.85x            2.24x            2.08x             2.50x             2.26x
Equity-to-assets (7)....................        19.86            27.40            11.51             11.38             11.43
Average interest-earning assets to average
   interest-bearing liabilities.........         1.33x            1.23x            1.10x             1.08x             1.09x
Non-performing assets to total assets...          .52              .42              .82              1.38              1.27
Non-performing loans to total loans.....          .71              .63              .76              1.57              1.22
Loan loss allowance to total loans, net.          .41              .45              .47               .53               .25
Loan loss allowance to non-performing loans     58.12            71.61            61.13             33.67             20.28
Dividend payout ratio...................        57.97(8)           --- (1)          ---               ---               ---
Net charge-offs to average loans .......         (*)              (*)               (*)               .13               .07

(1)  Information prior to 1996 is not meaningful.

(2) Special one-time cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.

(3)  Net income divided by average total assets.

(4)  Net income divided by average total equity.

(5) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

(6)  Net interest income divided by average interest-earning assets.

(7)  Total equity divided by assets.

(8)  Excludes special one-time $3.00 per share cash distribution.

(*)  Less than .01%

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank which was completed June 13, 1995. Since the Company only recently began operations, certain of the financial information presented herein prior to June 13, 1995 relates primarily to the Bank, a wholly owned subsidiary of the Company. All references to the Company at or before June 13, 1995 refer to the Bank only. The Company has no other activity other than being the holding company for the Bank.

         The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, payments on loans, borrowings and income provided from operations. The Bank's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense.

         Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for loan losses, service charges, operating expenses and income taxes.

Asset/Liability Management

         The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         The Office of Thrift Supervision ("OTS") issued a regulation, effective January 1, 1994, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Beginning September 1, 1994, thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Bank does not currently meet either of these requirements, but it does voluntarily file Schedule CMR. Presented below, as of September 30, 1996, the latest available, is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points and in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities declines due to the rate increase. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.

      Change                                Net Portfolio Value                                NPV as % of PV of Assets
     In Rates              $ Amount              $ Change              % Change              NPV Ratio              Change
--------------------------------------------------------------------------------------------------------------------------
                                          (Dollars in thousands)
        + 400 bp *           $13,120           $(4,845)                    (27%)                18.28%              (486bp)
        + 300 bp              14,496            (3,469)                    (19%)                19.75               (339bp)
        + 200 bp              15,807            (2,158)                    (12%)                21.09               (205bp)
        + 100 bp              17,000              (965)                     (5%)                22.25                (89bp)
            0 bp              17,965                ---                      ---                23.14                   ---
        - 100 bp              18,733                768                       4%                23.80                 67bp
        - 200 bp              19,340              1,375                       8%                24.30                116bp
        - 300 bp              20,065              2,100                      12%                24.89                175bp
        - 400 bp              20,951              2,986                      17%                25.61                247bp


          Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

        Pre-Shock NPV Ratio: NPV as % of PV of Assets.............       23.14%
        Exposure Measure: Post-Shock NPV Ratio....................       21.09%
        Sensitivity Measure: Change in NPV Ratio..................      (205bp)

*  Basis points

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Average Balances and Interest Rates and Yields

         The following table presents for the periods indicated the month-end average balances of each category of the Bank's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.


                                                                           Year Ended December 31,
                                           --------------------------------------------------------------------------------------
                                                       1996                         1995                            1994
                                           ---------------------------    ------------------------        -----------------------
                                           Average             Yield/     Average           Yield/        Average          Yield/
                                           Balance   Interest   Cost      Balance Interest   Cost         Balance Interest  Cost
                                           -------   --------   ----      ------- --------   ----         ------- --------  ----
                                                                      (Dollars in thousands)
Assets:
Interest-earning assets:
   Interest-earning deposits..............  $3,192      $160    5.01%   $  2,542  $   146    5.74%     $  1,215     $   56    4.61%
   Mortgage- and other asset-backed
     securities (1).......................   7,916       510    6.44       3,566      227     6.37        1,898        154     8.11
   Other investment securities (1)........   9,965       587    5.89      11,490      701     6.10       11,156        752     6.74
   Loans receivable (2)...................  53,409     4,421    8.28      46,746    3,724     7.97       40,782      3,098     7.60
   Stock in FHLB of Indianapolis..........     376        29    7.71         338       27     7.99          303         17     5.61
                                            ------     -----              ------    -----                ------      -----
     Total interest-earning assets........  74,858     5,707    7.62      64,682    4,825     7.46       55,354      4,077     7.37
Non-interest earning assets, net of
   allowance for loan losses and
   unrealized loss on securities available
   for sale   ............................   2,709                         2,822                          2,599
                                           -------                       -------                        -------
     Total assets......................... $77,567                       $67,504                        $57,953
                                           =======                       =======                        =======
Liabilities and stockholders' equity:
Interest-bearing liabilities:
   Savings accounts.......................$  3,298       100    3.03    $  3,986      121    3.04      $  3,465        105     3.03
   NOW and money
     market accounts......................  18,751       769    4.10      16,791      698    4.16        16,220        553     3.41
   Certificates of deposit................  32,432     1,744    5.38      31,352    1,617    5.16        30,637      1,379     4.50
   Borrowings  ...........................   1,889       106    5.61         501       32    6.39           167          6     3.59
                                            ------     -----              ------    -----                ------      -----
     Total interest-bearing liabilities...  56,370     2,719    4.82      52,630    2,468    4.69        50,489      2,043     4.05
Other liabilities.........................   2,016                           529                            654
                                           -------                       -------                        -------
     Total liabilities....................  58,386                        53,159                         51,143
Stockholders' equity
   Common stock, retained earnings
     and unearned compensation............  19,350                        14,579                          6,824
   Unrealized loss on securities
     available for sale...................    (169)                         (234)                           (14)
                                           -------                       -------                        -------
     Total stockholders' equity...........  19,181                        14,345                          6,810
                                           -------                       -------                        -------
     Total liabilities and stockholders'
       equity ............................ $77,567                       $67,504                        $57,953
Net interest-earning assets............... $18,488                       $12,052                       $  4,865
                                            ------     -----              ------    -----                ------      -----
Net interest income.......................            $2,988                       $2,357                         $  2,034
                                                      ======                       ======                         ========
Interest rate spread (3) .................                      2.80%                        2.77%                             3.32%
                                                                ====                         ====                              ====
Net yield on weighted average
   interest-earning assets (4)............                      3.99%                        3.64%                             3.67%
                                                                ====                         ====                              ====
Average interest-earning assets to
   average interest-bearing liabilities...  132.80%                       122.90%                        109.64%
Adjustment of interest on tax-exempt
   securities to a tax-equivalent basis...               $54                          $50                              $46

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)      Total loans less loans in process.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

Interest Rate Spread

         The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. Net interest income is determined by the interest rate spread between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

         The following table sets forth the weighted average effective interest rate earned by the Bank on its loan and investment portfolios, the weighted average effective cost of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.

                                                       At December 31,                    Year Ended December 31,
                                                            1996                  1996             1995              1994
                                                       ------------------        -----------------------------------------

Weighted average interest rate earned on:
   Interest-earning deposits...................             5.19%                  5.01%            5.74%            4.61%
   Mortgage- and other asset-backed
     securities................................             7.55                   6.44             6.37             8.11
   Other investment securities.................             6.06                   5.89             6.10             6.74
   Loans receivable............................             8.21                   8.28             7.97             7.60
   Stock in FHLB of Indianapolis...............             7.89                   7.71             7.99             5.61
     Total interest-earning assets.............             7.81                   7.62             7.46             7.37

Weighted average interest rate cost of:
   Savings accounts............................             3.00                   3.03             3.04             3.03
   NOW and money market accounts...............             4.09                   4.10             4.16             3.41
   Certificates of deposit.....................             5.44                   5.38             5.16             4.50
   Borrowings..................................             6.56                   5.61             6.39             3.59
     Total interest-bearing liabilities........             4.94                   4.82             4.69             4.05

Interest rate spread (1).......................             2.87                   2.80             2.77             3.32
Net yield on weighted average
   interest-earning assets (2).................              N/A                   3.99             3.64             3.67

(1) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 1996, because the computation of net yield is applicable only over a period rather than at a specific date.

         The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes attributable to both rate and volume have been allocated proportionally to the change due to volume and the change due to rate.

                                                                   Increase (Decrease) in Net Interest Income
                                                                 Total Net           Due to              Due to
                                                                  Change              Rate               Volume
                                                                  ------              ----               ------
                                                                                 (In thousands)
Year  ended  December  31,  1996
compared  to  Year  ended  December  31,  1995
Interest-earning assets:
   Interest-earning deposits..............................      $   14           $    (20)              $   34
   Mortgage- and other asset-backed securities............         283                  3                  280
   Other investment securities............................        (114)               (24)                 (90)
   Loans receivable.......................................         697                150                  547
   Stock in FHLB of Indianapolis..........................           2                 (1)                   3
                                                                 -----            -------                -----
     Total................................................         882                108                  774
                                                                 -----            -------                -----
Interest-bearing liabilities:
   Savings accounts.......................................         (21)               ---                  (21)
   NOW and money market accounts..........................          71                 (9)                  80
Certificates of deposit...................................         127                 70                   57
   Borrowings.............................................          74                 (4)                  78
                                                                 -----            -------                -----
     Total................................................         251                 57                  194
                                                                 -----            -------                -----
Change in net interest income
   (fully taxable equivalent basis).......................         631                 51                  580
Tax equivalent adjustment.................................          (4)                 1                   (5)
                                                                 -----            -------                -----
Change in net interest income.............................       $ 627            $    52                $ 575
                                                                 =====            =======                =====

Year  ended  December  31,  1995
compared  to  Year  ended  December  31,  1994
Interest-earning assets:
   Interest-earning deposits..............................         $90                $17                  $73
   Mortgage- and other asset-backed securities............          73                (39)                 112
   Other investment securities............................         (51)               (73)                  22
   Loans receivable.......................................         626                156                  470
   Stock in FHLB of Indianapolis..........................          10                  8                    2
                                                                 -----            -------                -----
     Total................................................         748                 69                  679
                                                                 -----            -------                -----
Interest-bearing liabilities:
   Savings accounts.......................................          16                ---                   16
   NOW and money market accounts..........................         145                125                   20
Certificates of deposit...................................         238                205                   33
   FHLB advances..........................................          26                  7                   19
                                                                 -----            -------                -----
     Total................................................         425                337                   88
                                                                 -----            -------                -----
Change in net interest income
   (fully taxable equivalent basis).......................         323               (268)                 591
Tax equivalent adjustment.................................          (4)                 1                   (5)
                                                                 -----            -------                -----
Change in net interest income.............................       $ 319             $ (267)               $ 586
                                                                 =====             ======                =====

Comparison of Years Ended December 31, 1996 and 1995

         General. The Company's total assets were $77.7 million at December 31, 1996, an increase of $3.0 million or 4.0%. In December of 1996, $3.9 million of capital was distributed to shareholders and resulted in a decrease in total assets and a reduction in the percentage of increase for the year ended December 31, 1996. The percentage of interest-earning assets to total assets was 96.0% at December 31, 1996 and 95.3% at December 31, 1995.

          At December 31, 1996, the total of securities was $ 14.3 million compared to $18.8 million at December 31, 1995, a decrease of $4.5 million. Funds from maturing securities, payments on mortgage and other asset-backed securities, and security sales were partially used to fund the growth in the loan portfolio and the special cash distribution to shareholders. At December 31, 1996, the Company held $348,000 of corporate obligations all of which was debt of domestic corporations rated AA or better by Moody's. The Company has $3.1 million of structured notes, consisting of FHLB and other federal agency securities, in its investment portfolio at December 31, 1996.

         Total loans increased $7.1 million from December 31, 1995 to December 31, 1996, an increase of 14.2%. Most of the increase occurred in the one-to-four family mortgages and consumer loans. One-to-four family mortgage loans increased by $4.5 million and consumer loans by $1.9 million. The increase was funded by the decrease in investment securities and the increase in deposits.

         Deposits increased by $4.9 million to $57.4 million at December 31, 1996 from $52.5 million at December 31, 1995. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings increased by $1.9 million while certificates of deposits increased by $3.0 million. Borrowings also increased by $2.4 million during the year, of which $1.4 million was borrowed from another bank and repaid in early 1997.

         Equity capital decreased by $5.0 million during 1996 with the return of capital distribution, a 5% stock repurchase program, regular quarterly dividends, the funding of the Company's RRP plan, and an increase in the unrealized losses on available for sale securities. The special one-time cash distribution of $3.9 million on 1,310,000 shares was paid in December, 1996. The Company received a Private Letter Ruling from the Internal Revenue Service which qualified most of the 1996 cash distributions to shareholders, including regular quarterly dividends and the one-time special cash distribution, as a nontaxable return of capital. Under the stock repurchase program, the Company repurchased 66,125 shares for $.8 million. In 1996, the Bank adopted a Recognition and Retention Plan for the employees and directors. The Bank contributed $.6 million to the plan for the purchase of stock awarded. Net income for the year ended December 31, 1996 was $913,000. This compares to net income of $908,000 for the year ended December 31, 1995. An increase in net interest income was offset primarily by an increase in other expenses, including the one-time special SAIF Assessment.

         Interest Income (fully taxable equivalent basis). the Company's total interest income was $5.7 million for the year ended December 31, 1996 compared to $4.8 million during 1995, an increase of $.9 million. Interest income for 1996 compared to 1995 increased $108,000 due to higher rates earned on assets, primarily loans. However, the largest percentage of the increase, or $774,000, was due to an increase in the volume of average interest earnings assets which grew by $10.2 million. The increase in average interest earnings assets from $64.7 million in 1995 to $74.9 million in 1996, combined with improved loan rates, contributed to an increase in the average yield on interest earning assets of 7.62% in 1996 compared to 7.46% in 1995. Average loan yield and yield on asset-backed securities improved while yield on other investment securities and interest-earning deposits declined.

         Interest Expense. Interest expense increased by $251,000 for the year ended December 31, 1996 compared to 1995. This increase was the result of an increase in the average balance of the deposit liabilities by $3.7 million and the increase in the average cost of these liabilities by 13 basis points, from 4.69% during 1995 to 4.82% in 1996. Local competition resulted in pressure to maintain competitive rates, however, the interest rate spread improved slightly in 1996.

          Net Interest Income (fully taxable equivalent basis). Net interest income increased by $.6 million for 1996 to approximately $3.0 million as compared with $2.4 million in 1995. Net yield on weighted average interest-earning assets increased to 3.99% in 1996 from 3.64% in 1995.The Company increased its yield on earning assets more than its cost of funds in 1996 and this coupled with the increase in total average earning assets caused the significant improvement.

         Provision for losses on loans. The Company's provision for losses on loans for the year ended December 31, 1996 and 1995 was $12,000 and $20,000 respectively. This provision and the related increase in the allowance for loan losses were considered adequate based on the condition of the loan portfolio and the Company's loan loss history. There were recoveries of $1,270 in 1996, no chargeoffs in 1996 and chargeoffs of $3,622 in 1995. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December

31, 1996 and 1995, the allowance was $236,000 and $223,000, respectively, a ratio of 0.41% and 0.45% of total loans at each date. Non-performing loans at these dates were $406,000 and $311,000, respectively. The ratio of allowance for loan losses to non-performing loans decreased from 71.6% at December 31, 1995 to 58.1% at December 31, 1996. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1996 and 1995 is considered to be adequate to cover losses inherent in the loan portfolio.

         Other Income. The Company's other income for the year ended December 31, 1996 and 1995 was $82,000 and $179,000, respectively. The year ended December 31, 1995 included a $90,000 recovery on investments previously written off while 1996 included only $17,000 of additional recovery. During 1996, the Company recorded $47,000 of net losses on sales of securities. Structured notes of $3.0 million were sold at a net loss and the proceeds were reinvested in higher yielding securities, primarily mortgage and other asset-backed securities. This strategy resulted in a higher yield in mortgage and other asset-backed securities for the year and a corresponding increase in interest income. Service charges on deposit accounts increased by $20,000 in 1996 compared to 1995. Income on the cash surrender value of life insurance was $34,000 in 1996 and $25,000 in 1995.

         Other Expenses. Operating expenses were $1,584,000 in 1996 compared to $1,032,000 in 1995, an increase of $552,000 or 53.5%. Salaries and payroll taxes increased by $162,000 as a result of additional personnel, merit pay increases, implementation of the RRP Plan, and higher costs of other fringe benefits. Pension plan expense decreased by $36,000 resulting in a net increase in salaries and employee benefits of $126,000. Deposit insurance costs increased $335,000 due to the SAIF Assessment. This is a one-time occurrence and should result in a decline in deposit insurance costs in future years. Data processing fees decreased $2,000 for the year. Various other operating expenses increased by $93,000. Expenses related to being a public company such as accounting fees, legal fees, filing fees, annual report and meeting costs and transfer agent costs accounted for $57,000 of the increase. The balance of the increase was related to additional operating costs associated with increased account volume, new services, and advertising.

         Income Tax Expense. Income tax expense for the years ended December 31, 1996 and 1995 was $507,000 and $526,000. Pretax income declined slightly in 1996 over 1995 and this resulted in a corresponding decrease in income tax expense.

Comparison of Years Ended December 31, 1995 and 1994

         General. The Company's total assets were $74.6 million at December 31, 1995, an increase of $15.3 million, or 25.8%, from $59.4 million at December 31, 1994. The stock conversion contributed $12.6 million of the increase, deposit growth $1.3 million, and earnings and recovery of unrealized losses on available for sale securities generated the balance. The percentage of interest-earnings assets to total assets was 95.3% at December 31, 1995 and 94.5% at December 31, 1994.

         At December 31, 1995, investment securities, all of which were classified as available for sale, totaled $18.8 million compared to $11.2 million at December 31, 1994, an increase of $7.6 million. There was also significant growth in the loan portfolio. Net loans increased $5.7 million from December 31, 1994 to December 31, 1995, an increase of 12.9%. Commercial paper contributed $0.9 million to total loans at December 31, 1995. At December 31, 1994, the Company's investments included revenue bonds with a remaining book value of $90,000. These bonds had been written down from $370,000 to $185,000 in 1991 and 1992 due to their credit quality. During 1995, payments of $180,000 in principal were received. This resulted in recoveries of $90,000 being recognized. Additional receipts of $18,000 relating to these securities were recorded as interest income. Additional recoveries are anticipated, but no estimate of amounts is available. The Company held $1.7 million of corporate obligations at December 31, 1995. These obligations included $577,000 in revenue bonds with a Moody's ratings of A or better and debt of domestic corporations in the amount of $1.1 million, also with ratings of A or better. The Company believes that there is no significant risk of future losses in this portion of its investment portfolio at December 31, 1995 based upon credit quality, and acquires such obligations from time to time to improve the yield on its investment portfolio.

         Deposits increased by $1.3 million to $52.5 million at December 31, 1995 from $51.2 million at December 31, 1994. NOW accounts, passbook savings and money market savings increased by $1.6 million while certificates of deposits declined by $0.3 million.

         Equity capital increased $13.6 million during 1995 attributable to the proceeds of the conversion, the addition of earnings, and the market recovery of available for sale securities. Unrealized gains in state and municipal bonds, asset-backed securities and marketable equity securities offset unrealized losses attributable to federal agency securities, including FHLB structured notes, at December 31, 1995.

         Net income for the year ended December 31, 1995 was $908,000. This compares to net income of $734,000 for the year ended December 31, 1994. Net interest income increased $319,000. Increases in other expenses and provisions for loan losses in 1995 were offset by recoveries on previously written-off securities.

         Interest Income (fully taxable equivalent basis). The Company's total interest income was $4.8 million for the year ended December 31, 1995 compared to $4.1 million during 1994, an increase of $748,000. Interest income for 1995 compared to 1994 increased $69,000 due to higher rates earned on assets, primarily loans. However, the largest percentage of the increase, or $679,000, was due to an increase in the volume of interest-earning assets which grew by $9.3 million. The increase in interest-earning assets from $55.4 million in 1994 to $64.7 million in 1995, combined with improved loan rates, contributed to an increase in the average yield on interest-earning assets of 7.46% in 1995 compared to 7.37% in 1994. Average loan yield improved while the yields on investment securities, including mortgage- and other asset-backed securities, declined. At December 31, 1995, the Company had $6.2 million of structured notes in its investment portfolio.

         Interest Expense. Interest expense increased by $425,000 for the year ended December 31, 1995 compared to 1994. This increase was the result of an increase in the average balance of the interest-bearing liabilities of $2.1 million and the increase in the average cost of these liabilities by 64 basis points, from 4.05% during 1994 to 4.69% in 1995. Local competition resulted in pressure to maintain competitive rates and an interest rate spread which declined in 1995.

         Net Interest Income (fully taxable equivalent basis). Net interest income increased by $323,000 for 1995 to approximately $2.4 million as compared with $2.0 million in 1994. Net yield on interest-earning assets declined slightly to 3.64% in 1995 from 3.67% in 1994. The Company's cost of funds increased more quickly than its yield on earnings assets. This was offset by an increase in volume as average net interest-earning assets increased $7.2 million as proceeds of the conversion were invested.

         Provision for Losses on Loans. The Company's provision for losses on loans for the year ended December 31, 1995 was $20,000. This provision and the related increase in the allowance for loan losses were considered adequate based on total chargeoffs of $3,000 in 1995. The provision for loan losses in 1994 was $6,000, and chargeoffs were $1,000. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1995 and 1994 the allowance was $223,000 and $206,000, respectively, a ratio of 0.45% and 0.47% of total loans. Nonperforming loans at these dates were $311,000 and $337,000, respectively. The ratio of allowance for loan losses to nonperforming loans increased from 61.1% at December 31, 1994 to 71.6% at December 31, 1995. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 1995 and 1994 was considered to be adequate to cover losses inherent in the loan portfolio.

         Other Income. The Company's other income for the years ended December 31, 1995 and 1994 was $179,000 and $79,000, respectively. The overall increase was primarily due to a $90,000 recovery on investments previously written off and a $12,000 increase in service charges on deposit accounts. Income on the cash surrender value of life insurance was $25,000 in 1995 and $27,000 in 1994.

         Other Expenses. Operating expenses were $1,032,000 in 1995 compared to $957,000 in 1994, an increase of $75,000 or 7.8%. Salaries and payroll taxes increased by $47,000 as a result of additional personnel and merit pay increases. Pension plan expense decreased by $14,000 resulting in a net increase in salaries and employee benefits of $33,000. Data processing fees increased $26,000 for the year. This increase was attributable to price increases, increases in the volume of accounts, and additional services offered to customers such as voice response access for account balances. The other expenses category increased by $16,000. Expenses related to being a public company such as accounting fees, legal fees, filing fees, and transfer agent costs accounted for much of the increase.

         Income Tax Expense. Income tax expense for the years ended December 31, 1995 and 1994 was $526,000 and $370,000. Pretax income increased $330,000 in
1995 from 1994, and this resulted in a corresponding increase in income tax expense.

Liquidity and Capital Resources

         The Company's primary sources of funds are deposits, proceeds from principal and interest payments of loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions, and competition.

         As a result of the conversion in 1995, the Company received net proceeds of $12.7 million, which were primarily invested in loans and investment securities. There was an outflow of funds during 1996 for the capital distribution of $3.9 million to shareholders and the repurchase of the Company's common stock for approximately $.8 million, in addition to regular cash dividends.

         The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 1996, 1995, and 1994, the Company originated mortgage loans in the amounts of $13.2 million, $8.6 million, and $9.2 million, respectively. The Company originated consumer loans of $6.1 million, $4.8 million and $4.8 million, respectively. The Company also purchased loans, excluding commercial paper, of $1.0 million in 1996 and 1995 and $.3 million in 1994. Loan repayments, excluding commercial paper, totaled $12.4 million, $9.3 million, and $9.1 million for 1996, 1995, and 1994, respectively.

         During the years ended December 31, 1996, 1995, and 1994, the Company purchased investment securities in the amounts of $8.7 million, $13.6 million, and $2.6 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities were $12.8 million, $6.6 million, and $4.3 million for 1996, 1995, and 1994, respectively.

         Deposits grew by $1.3 million from December 31, 1994 to December 31, 1995, and by $4.9 million from December 31, 1995 to December 31, 1996.

         The Company experienced an increase in cash and cash equivalents to $3.2 million at December 31, 1995 from $1.6 million at December 31, 1994. From December 31, 1995 to December 31, 1996, cash and cash equivalents increased by $.5 million.

         At  December  31,  1996 and 1995,  the  Company  had  outstanding  loan commitments and standby letters of credit totaling $2.3 million and $2.0 million, respectively. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1996 and 1995 totaled $19.9 million and $18.9 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

         Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 1996 and 1995, the Company had outstanding FHLB advances of $ 2 million and $1 million, respectively.

         Federal regulations require FHLB-member savings associations to maintain an average daily balance of liquid assets equal to a monthly average of not less than a specified percentage of its net withdrawable savings deposits plus short-term borrowings. Liquid assets include cash, certain time deposits, certain bankers' acceptances, specified U.S. government, state or federal agency obligations, certain corporate debt securities, commercial paper, certain mutual funds, certain mortgage-related securities, and certain first lien residential mortgage loans. This liquidity requirement may be changed from time-to-time by the OTS to any amount within the range of 4% to 10%, and is currently 5%. Also, a savings association currently must maintain short-term liquid assets constituting at least 1% of its average daily balance of net withdrawable deposit accounts and current borrowings. Monetary penalties may be imposed for failure to meet these liquidity requirements. As of December 31, 1996, the Bank had liquid assets of $7.9 million, and a regulatory liquidity ratio of 14.2%, of which 56.5% constituted short-term investments.

         Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 3% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 1996, the Bank's tangible capital ratio was 21.9%, its leverage ratio was 21.9%, and its risk-based capital to risk-weighted assets ratio was 41.1%. Therefore, at December 31, 1996, the Bank's capital significantly exceeded all of the Capital Requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 1996:

                                                                        At December 31, 1996
                                                 -------------------------------------------------------------------------------
                                                       OTS Requirement                        The Bank's Capital Level
                                                 --------------------------         --------------------------------------------
                                                   % of                               % of                              Amount
Capital Standard                                  Assets            Amount          Assets(1)          Amount          of Excess
----------------                                  ------            ------          ---------          ------          ---------
                                                                             (Dollars in thousands)
Tangible capital............................        1.5%             $1,166          21.9%             $17,018           $15,852
Core capital (2)............................        3.0               2,332          21.9               17,018            14,686
Risk-based capital..........................        8.0               3,356          41.1               17,254 (3)        13,898

--------------
(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that recently adopted by the Comptroller of the Currency for national banks. The new regulation, as proposed, would require at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. The final form of such new OTS core capital requirement may differ from that which has been proposed. The Bank expects to be in compliance with such new requirements.

(3) The Bank's risk-based capital includes $236,000 of general valuation allowances.

         As of December 31, 1996, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.

Impact of Inflation

         The audited financial statements presented elsewhere herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Current Accounting Issues

         Mortgage Servicing Rights. During 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 122, Accounting for Mortgage Servicing Rights. SFAS No. 122 pertains to mortgage banking enterprises and financial institutions that conduct operations that are substantially similar to the primary operations of mortgage banking enterprises. SFAS No. 122 eliminates the accounting distinction between mortgage servicing rights that are acquired through loan origination activities and those acquired through purchase transactions. Under SFAS No. 122, if a mortgage banking enterprise sells or securitizes loans and retains the mortgage servicing rights, the enterprise must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable, the entire cost should be allocated to the mortgage loans and no cost should be allocated to the mortgage service rights. An entity would measure impairment of mortgage servicing rights and loans based on the excess of the carrying amount of the mortgage servicing rights portfolio over the fair value of that portfolio.

         SFAS No. 122 is to be applied prospectively in fiscal years beginning after December 15, 1995, to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights. The adoption of SFAS No. 122 had no impact in 1996 on the Company's financial condition and results of operations.

         Stock-Based Compensation. The FASB has issued No. SFAS 123, Accounting for Stock-based Compensation. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. The FASB encourages all entities to adopt this method for accounting for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of its stock.

         Due the extremely controversial nature of this project, SFAS No. 123 permits a company to continue the accounting for stock-based compensation prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. If a company elects that option, pro forma disclosures of net income (and EPS, if presented) are required in the notes to the financial statements as if the provisions of SFAS No. 123 had been used to measure stock-based compensation. The disclosure requirements of Opinion No. 25 have been superseded by the disclosure requirements of this Statement. Once an entity adopts the fair value based method for accounting for these transactions, that election cannot be reversed.

         Equity instruments granted or otherwise transferred directly to an employee by a principal stockholder are stock-based employee compensation to be accounted for in accordance with either Opinion 25 or SFAS No. 123 unless the transfer clearly is for a purpose other than compensation. The accounting requirements of SFAS No. 123 became effective for transactions entered into in fiscal years beginning after December 15, 1995, and the disclosure requirements became effective for financial statements for fiscal years beginning after

December 15, 1995. Pro forma disclosures required for entities that elect to continue to measure compensation cost using Opinion 25 must include the effects of all awards granted in fiscal years beginning after December 15, 1994. During the initial phase-in period, the effects of applying this Statement are not likely to be representative of the effects on reported net income for future years because options vest over several years and additional awards generally are made each year.

         The Company adopted SFAS No. 123 for 1996, and elected to report the pro forma disclosures of net income and earnings per share in the notes to financial statements.

         Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, breaks new ground in resolving long-standing questions about whether transactions should be accounted for as secured borrowings or as sales. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are considered secured borrowings.

         A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets only if all of the following conditions are met:

         o The transferred assets have been isolated from the transferor--put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

         o Each transferee obtains the right--free of conditions that constrain it from taking advantage of that right--to pledge or exchange the transferred assets, or the transferee is a qualifying special-purpose entity and the holders of beneficial interest in that entity have the right--free of conditions that constrain them from taking advantage of that right--to pledge or exchange those interests.

         o The transferor does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity, or an agreement that entitles the transferor to repurchase or redeem transferred assets are not readily obtainable.

         This Statement provides detailed measurement standards for assets and liabilities included in these transactions. It also includes implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interest, servicing of financial assets, securitization, transfers or sales type and direct financing lease receivables, securities lending transactions, repurchase agreements, "wash sales," loan syndications and participation, risk participation in banker's acceptances, factoring arrangements, transfers of receivables with recourse and extinguishment of liabilities.

         The Statements supersede FASB Statements No. 76, Extinguishment of Debt, and No. 77, Reporting by Transferors for Transfers of Receivables with Recourse, and No. 122, Accounting for Mortgage Servicing Rights, and amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, in addition to clarifying or amending a number of other statements and technical bulletins.

         Except as amended by Statement No. 127, this Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted.

         The FASB was made aware that the volume of certain transactions and the related changes to information systems and accounting processes that are necessary to comply with the requirements of Statement No. 125 would make it extremely difficult, if not impossible, for some affected enterprises to apply the transfer and collateral provisions of Statement No. 125 to those transactions as soon as January 1, 1997. As a result, SFAS No. 127 defers for one year the effective date (a) of paragraph 15 of Statement No. 125 and (b) for repurchase agreement, dollar-roll, securities lending, and similar transactions, of paragraphs 9-12 and 237(b) of Statement No. 125.

         Statement No. 127 provides additional guidance on the types of transactions for which the effective date of Statement No. 125 has been deferred. It also requires that if it is not possible to determine whether a transfer occurring during calendar-year 1997 is part of a repurchase agreement, dollar-roll, securities lending, or similar transaction, then paragraphs 9-12 of Statement No. 125 should be applied to that transfer.

         All provisions of Statement No. 125 should continue to be applied prospectively, and earlier or retroactive application is not permitted.

                          Independent Auditor's Report




To the Board of Directors
Logansport Financial Corp.
Logansport, Indiana


We have audited the consolidated statement of financial condition of Logansport Financial Corp. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for investments in securities in 1994.



GEO. S. OLIVE & CO. LLC


Indianapolis, Indiana
January 23, 1997

                                     LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
                                   Consolidated Statement of Financial Condition


December 31                                                                1996                1995
------------------------------------------------------------------------------------------------------
Assets
   Cash                                                                 $    997,552      $ 1,267,791
   Short-term interest-bearing deposits                                    2,761,126        1,974,788
                                                                         -----------      -----------
      Total cash and cash equivalents                                      3,758,678        3,242,579
   Interest-bearing deposits                                                 100,000          100,000
   Investment securities--available for sale                              14,303,105       18,753,096
   Loans                                                                  57,038,066       49,930,050
   Allowance for loan losses                                                (235,970)        (222,700)
                                                                         -----------      -----------
      Net loans                                                           56,802,096       49,707,350
   Premises and equipment                                                    476,325          432,176
   Federal Home Loan Bank of Indianapolis stock, at cost                     386,500          348,200
   Cash value of life insurance                                            1,040,242        1,005,686
   Interest receivable                                                       447,085          466,466
   Deferred income tax benefit                                               312,197          117,213
   Other assets                                                               42,265          474,542
                                                                         -----------      -----------
      Total assets                                                       $77,668,493      $74,647,308
                                                                         ===========      ===========

Liabilities
   Deposits
      Noninterest-bearing                                               $    631,122     $    469,024
      Interest-bearing                                                    56,765,078       51,991,956
                                                                         -----------      -----------
         Total deposits                                                   57,396,200       52,460,980
   Short-term borrowings                                                   3,400,000        1,000,000
   Interest payable                                                           84,490           64,163
   Other liabilities                                                       1,360,915          667,895
                                                                         -----------      -----------
         Total liabilities                                                62,241,605       54,193,038
                                                                         -----------      -----------
Commitments and Contingencies

Stockholders' Equity
   Preferred stock, no-par value
      Authorized and unissued--2,000,000 shares
   Common stock, no-par value
      Authorized--5,000,000 shares
      Issued and outstanding--1,256,375 and 1,322,500 shares                7,518,062       12,670,006
   Retained earnings--substantially restricted                              8,587,979        7,774,213
   Unearned compensation                                                    (522,382)
   Net unrealized gain (loss) on securities available for sale              (156,771)          10,051
                                                                         -----------      -----------
         Total stockholders' equity                                       15,426,888       20,454,270
                                                                         -----------      -----------
         Total liabilities and stockholders' equity                      $77,668,493      $74,647,308
                                                                         ===========      ===========


   See notes to consolidated financial statements.

                    LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
                        Consolidated Statement of Income



Year Ended December 31                                         1996              1995             1994
----------------------------------------------------------------------------------------------------------
Interest Income
   Loans receivable                                          $4,420,668       $3,724,129        $3,098,456
   Investment securities
     Taxable                                                    917,529          760,351           756,506
     Tax-exempt                                                 125,765          117,422           103,038
   Other interest and dividend income                           189,293          172,763            73,562
                                                             ----------       ----------        ----------
       Total interest income                                  5,653,255        4,774,665         4,031,562
                                                             ----------       ----------        ----------
Interest Expense
   Deposits                                                   2,613,552        2,435,953         2,037,337
   Short-term borrowings                                        106,037           31,900             6,063
                                                             ----------       ----------        ----------
       Total interest expense                                 2,719,589        2,467,853         2,043,400
                                                             ----------       ----------        ----------
Net Interest Income                                           2,933,666        2,306,812         1,988,162
   Provision for losses on loans                                 12,000           20,000             5,964
                                                             ----------       ----------        ----------
Net Interest Income After Provision for Losses on Loans       2,921,666        2,286,812         1,982,198

Other Income
   Service charges on deposit accounts                           67,208           47,088            35,015
   Net realized gains (losses) on sales of securities           (47,238)           3,095
   Recoveries on previously written-off securities               17,291           89,683
   Other income                                                  45,247           39,405            43,801
                                                             ----------       ----------        ----------
       Total other income                                        82,508          179,271            78,816
                                                             ----------       ----------        ----------
Other Expenses
   Salaries and employee benefits                               618,793          492,322           459,086
   Net occupancy expenses                                        39,115           34,341            29,111
   Equipment expenses                                            42,221           46,450            54,811
   Deposit insurance expense                                    449,429          116,224           113,616
   Computer processing fees                                      91,076           92,910            66,836
   Other expenses                                               343,224          249,840           233,997
                                                             ----------       ----------        ----------
       Total other expenses                                   1,583,858        1,032,087           957,457
                                                             ----------       ----------        ----------
Income Before Income Tax                                      1,420,316        1,433,996         1,103,557
   Income tax expense                                           507,363          526,142           369,634
                                                             ----------       ----------        ----------
Net Income                                                   $  912,953       $  907,854        $  733,923
                                                             ==========       ==========        ==========

Earnings Per Share                                                 $.69

Weighted Average Shares Outstanding                           1,316,372

See notes to consolidated financial statements.

                    LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
            Consolidated Statement of Changes in Stockholders' Equity

                                                                                         Net Unrealized
                                                                                         Gain (Loss) on
                                       Common Stock                                        Securities
                                     Shares                  Retained        Unearned       Available
                                   Outstanding    Amount     Earnings      Compensation     For Sale       Total
-------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1994                                   $6,396,936                                 $ 6,396,936
   Net income for 1994                                         733,923                                     733,923
   Cumulative effect of change
      in method of accounting
      for securities                                                                      $123,354         123,354
   Net change in unrealized gain
      (loss) on securities
      available for sale                                                                  (420,719)       (420,719)
                                   ---------   -----------  ----------      --------      ---------    -----------
Balances, December 31, 1994                                  7,130,859                    (297,365)      6,833,494
   Net income for 1995                                         907,854                                     907,854
   Common stock issued in
      conversion, net of costs     1,322,500   $12,670,006                                              12,670,006
   Cash dividends ($.20 per share)                            (264,500)                                   (264,500)
   Net change in unrealized gain
      (loss) on securities available
      for sale                                                                             307,416         307,416
                                   ---------   -----------  ----------      --------      ---------    -----------
Balances, December 31, 1995        1,322,500    12,670,006   7,774,213                      10,051      20,454,270
   Net income for 1996                                         912,953                                     912,953
   Regular cash dividends
      ($.40 per share)                            (423,200)    (99,187)                                   (522,387)
   Special cash distribution
      ($3.00 per share)                         (3,930,000)                                             (3,930,000)
   Contribution for unearned
      compensation                                                         $(614,567)                     (614,567)
   Amortization of unearned
      compensation                                                            92,185                        92,185
   Purchase of stock                 (66,125)     (798,744)                                               (798,744)
   Net change in unrealized
      gain (loss) on securities
      available for sale                                                                  (166,822)       (166,822)
                                   ---------   -----------  ----------      --------      ---------    -----------
Balances, December 31, 1996        1,256,375   $ 7,518,062  $8,587,979      (522,382)     $(156,771)   $15,426,888
                                   =========   ===========  ==========      ========      =========    ===========

See notes to consolidated financial statements.

                                     LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
                                       Consolidated Statement of Cash Flows

Year Ended December 31                                          1996              1995              1994
-----------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                              $    912,953       $  907,854        $  733,923
   Adjustments to reconcile net income to net cash
      provided by operating activities
      Provision for loan losses                                  12,000           20,000             5,964
      Securities (gains) losses                                  47,238           (3,095)
      Gain on sale of foreclosed real estate                       (869)         (12,144)
      Investment securities (accretion) amortization, net        54,374          (21,422)           23,556
      Depreciation                                               38,432           45,543            51,048
      Amortization of unearned compensation                      92,185
      Deferred income tax                                       (85,564)           7,174           (34,651)
      Change in
         Interest receivable                                     19,381         (109,842)           22,708
         Interest payable                                        20,327           17,837             5,027
         Cash surrender value life insurance                    (34,556)         (25,006)          (27,260)
      Other adjustments                                          29,613          254,722            (1,696)
                                                             ----------      ----------         ----------
         Net cash provided by operating activities            1,105,514        1,081,621           778,619
                                                             ----------      ----------         ----------
Investing Activities
   Net change in interest-bearing deposits                                      (100,000)
   Purchases of securities available for sale                (8,011,623)      (8,056,729)       (1,513,625)
   Proceeds from maturities of securities available for sale  5,847,904        3,939,484            92,980
   Purchases of securities held to maturity                                   (5,530,959)       (1,088,056)
   Proceeds from maturities of securities held to maturity                     1,558,611         4,256,619
   Proceeds from sales of securities                          7,338,154          708,095
   Purchase of Federal Home Loan Bank stock                     (38,300)         (40,900)          (18,200)
   Net change in loans                                       (7,105,635)      (5,688,663)       (6,175,045)
   Proceeds from foreclosed real estate sales                                      8,500
   Purchase of premises and equipment                           (82,582)         (62,578)          (32,371)
   Other investing activities                                      (242)         (15,393)
         Net cash used by investing activities               (2,052,324)     (13,280,532)       (4,477,698)
                                                             ----------      -----------        ----------
Financing Activities
   Net change in
      Noninterest-bearing, interest-bearing demand
         and savings deposits                                 1,927,086        1,585,557           (10,985)
      Certificates of deposit                                 3,008,134         (326,703)        1,654,764
      Short-term borrowings                                   1,400,000
   Proceeds from Federal Home Loan Bank advances              6,000,000        1,000,000         1,000,000
   Payment of Federal Home Loan Bank advances                (5,000,000)      (1,000,000)
   Dividends                                                 (4,459,000)        (132,250)
   Purchase of stock                                           (798,744)
   Contribution for unearned compensation                      (614,567)
   Sale of stock, net of costs                                                12,670,006
                                                             ----------      ----------         ----------
         Net cash provided by financing activities            1,462,909       13,796,610         2,643,779
                                                             ----------      ----------         ----------

Net Change in Cash and Cash Equivalents                         516,099        1,597,699        (1,055,300)

Cash and Cash Equivalents, Beginning of Year                  3,242,579        1,644,880         2,700,180
                                                             ----------      ----------         ----------
Cash and Cash Equivalents, End of Year                       $3,758,678      $3,242,579         $1,644,880
                                                             ==========      ==========         ==========

Additional Cash Flows and Supplementary Information
   Interest paid                                             $2,699,262       $2,450,016        $2,038,374
   Income tax paid                                              628,968          411,900           492,628
   Dividends payable at end of year                             125,637          132,250
   Due from broker for called securities                                         400,000
   Due to broker for purchased securities                       706,000

See notes to consolidated financial statements.

                    LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Logansport Financial Corp. ("Company"), and its wholly owned subsidiary, Logansport Savings Bank, FSB ("Bank"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, the Bank is subject to the regulation of the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

The Bank generates mortgage and consumer loans and receives deposits from customers located primarily in Cass County, Indiana. The Bank's loans are generally secured by specific items of collateral including real property and consumer assets.

Consolidation--The consolidated financial statements include the accounts of the Company and the Bank after elimination of all material intercompany transactions and accounts.

Investment Securities--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting For Certain Investments in Debt and Equity Securities, on January 1, 1994.

Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in stockholders' equity, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

At January 1, 1994, investment securities with an approximate carrying value of $5,816,700 were reclassified as available for sale. This reclassification resulted in an increase in total stockholders' equity, net of taxes, of $123,354.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loan origination fees are generally charged in amounts that do not materially exceed the direct costs of underwriting and closing loans, and therefore, no deferred loan fees are recorded.

Allowance for loan losses is maintained to absorb potential loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 1996, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs. When foreclosed real estate is acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

Earnings per share for 1996 was computed based upon the weighted average common shares outstanding during the period subsequent to the Bank's conversion to a stock savings bank on June 13, 1995. Net income per share for the year ended December 31, 1995, is not meaningful.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


INVESTMENT SECURITIES

                                                                              1996
                                                 ------------------------------------------------------------
                                                                     Gross            Gross
                                                 Amortized        Unrealized       Unrealized           Fair
December 31                                        Cost              Gains           Losses             Value
--------------------------------------------------------------------------------------------------------------
Available for sale
   Federal agencies                               $  5,245           $   1              $366           $ 4,880
   State and municipal                               2,194              48                               2,242
   Mortgage and other asset-backed
      securities                                     6,768               8               102             6,674
   Marketable equity securities                          6             153                                 159
   Corporate obligations                               350                                 2               348
                                                   -------            ----              ----           -------
Total investment securities                        $14,563            $210              $470           $14,303
                                                   =======            ====              ====           =======



                                                                              1995
                                                 ------------------------------------------------------------
                                                                     Gross            Gross
                                                 Amortized        Unrealized       Unrealized           Fair
December 31                                        Cost              Gains           Losses             Value
---------------------------------------------------------------------------------------------------------------
Available for sale
   Federal agencies                                $ 7,424           $  23              $272          $  7,175
   State and municipal                               2,229              67                 2             2,294
   Mortgage and other asset-backed
      securities                                     7,422              49                 3             7,468
   Marketable equity securities                          6             114                                 120
   Corporate obligations                             1,655              45                 4             1,696
                                                   -------            ----              ----           -------
         Total investment securities               $18,736            $298              $281           $18,753
                                                   =======            ====              ====           =======


The amortized cost and fair value of securities available for sale at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                                          1996
                                                Amortized          Fair
Maturity Distribution at December 31              Cost             Value
---------------------------------------------------------------------------
Within one year                                 $ 1,463            $ 1,462
One to five years                                 2,351              2,281
Five to ten years                                 3,411              3,152
After ten years                                     564                575
                                                -------            -------
                                                  7,789              7,470
Marketable equity securities                          6                159
Mortgage-backed and
     other asset-backed securities                6,768              6,674
                                                -------            -------
      Totals                                    $14,563            $14,303
                                                =======            =======

Securities with a carrying value of $11,268,000 and $11,642,000 were pledged at December 31, 1996 and 1995 to secure FHLB advances.

Proceeds from sales of securities available for sale during 1996 and 1995 were $7,338,154 and $708,095. Gross gains of $19,553 and $3,095 in 1996 and 1995 and gross losses of $66,791 in 1996 were realized on those sales.

On November 30, 1995, the Company transferred certain securities from held to maturity to available for sale in accordance with a transition reclassification allowed by the Financial Accounting Standards Board. Such securities had a carrying value of $10,267,223 and a fair value of $10,391,280.

During the fourth quarter of 1994, the Company transferred investments with a carrying value of $1,774,000 from the available-for-sale category to the held-to-maturity category. Accordingly, the difference between the carrying value and par value will be amortized to maturity. The net unrealized loss on these investments of $101,262 at December 31, 1994, included in the unrealized loss on securities available for sale on the statement of financial condition as part of stockholders' equity, was also to be amortized to maturity in an equal offsetting amount. During 1995, these investments were included in the transfer of certain securities from the held-to-maturity category to the available-for-sale category as allowed by the Financial Accounting Standards Board.

Certain corporate obligations previously included in securities available for sale were written down in prior years by a total of $185,000 due to their deteriorated credit quality. Recoveries of approximately $17,000 and $90,000 were recorded in 1996 and 1995 for principal payments received in excess of the carrying value.

The tax expense (benefit) for securities gains (losses) was $(18,771) for 1996 and $1,226 for 1995.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

LOANS AND ALLOWANCE


December 31                                       1996             1995
-------------------------------------------------------------------------
Real estate mortgage loans
   One-to-four family                            $41,109          $36,608
   Multi-family                                    2,370            1,915
   Commercial                                      2,701            1,620
Construction loans                                   994              907
Consumer loans                                     9,864            8,002
Commercial paper                                                      878
                                                   -----            -----
                                                 $57,038          $49,930
                                                 =======          =======

Year Ended December 31                 1996             1995             1994
------------------------------------------------------------------------------
Allowance for loan losses
   Balances, January 1                 $223             $206              $201
   Provision for loan losses             12               20                 6
   Loans recovered (charged off)          1               (3)               (1)
                                       ----             ----              ----
Balances, December 31                  $236             $223              $206
                                       ====             ====              ====


PREMISES AND EQUIPMENT


December 31                                              1996             1995
------------------------------------------------------------------------------
Land                                                     $203             $148
Buildings and land improvements                           443              423
Furniture and equipment                                   264              258
                                                         ----             ----
         Total cost                                       910              829
Accumulated depreciation                                 (434)            (397)
                                                         ----             ----
         Net                                             $476             $432
                                                         ====             ====

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

DEPOSITS


December 31                                        1996             1995
--------------------------------------------------------------------------
Demand deposits                                   $20,294          $18,290
Savings deposits                                    3,119            3,196
Certificates of $100,000 or more                    4,358            3,643
Other certificates                                 29,625           27,332
                                                   ------           ------

     Total deposits                               $57,396          $52,461
                                                  =======          =======

Certificates maturing in
years ending after December 31, 1996:

1997                                              $19,939
1998                                               11,706
1999                                                1,083
2000                                                  708
2001                                                  519
Thereafter                                             28
                                                  -------
                                                  $33,983
                                                  =======

SHORT-TERM BORROWINGS

December 31                                             1996             1995
-------------------------------------------------------------------------------
Federal Home Loan Bank advances                         $2,000           $1,000
Note payable                                             1,400
                                                        ------           ------
Total short-term borrowings                             $3,400           $1,000
                                                        ======           ======


The weighted average interest rate on the advances was 5.38% and 6.02% at December 31, 1996 and 1995. The advances at December 31, 1996 are due in January, 1997.

The Federal Home Loan Bank advances are secured by first-mortgage loans and investment securities totaling $49,412,000. Advances are subject to restrictions or penalties in the event of prepayment.

The note payable to another bank was due on March 5, 1997. It was secured by 100% of the Bank's common stock, and interest was at the prime rate. The note was repaid on January 16, 1997, from the proceeds of a Bank dividend to the Company.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

INCOME TAX


Year Ended December 31                                             1996             1995             1994
------------------------------------------------------------------------------------------------------------
Income tax expense
   Currently payable
     Federal                                                       $457             $395              $299
     State                                                          136              124               106
   Deferred
     Federal                                                        (69)               7               (25)
     State                                                          (17)                               (10)
                                                                   ----             ----              ----
       Total income tax expense                                    $507             $526              $370
                                                                   ====             ====              ====

Reconciliation of federal statutory to actual tax expense
   Federal statutory income tax at 34%                             $483             $488              $375
   Tax exempt interest                                              (37)             (35)              (31)
   Nontaxable income                                                (12)              (9)               (9)
   Effect of state income taxes                                      79               82                63
   Other                                                             (6)                               (28)
                                                                   ----             ----              ----
       Actual tax expense                                          $507             $526              $370
                                                                   ----             ----              ----
     Effective income tax rate                                     35.7%            36.7%             33.5%
                                                                   ====             ====              ====


A cumulative deferred tax asset is included in other assets at December 31, 1996 and 1995. The components of the asset are as follows at:

     December 31                                                                1996             1995
------------------------------------------------------------------------------------------------------
     Differences in depreciation methods                                       $  (9)           $ (10)
     Differences in accounting for investment writedown                           33               40
     Differences in accounting for loan losses                                    27               12
     Compensation                                                                 72               23
     Differences in accounting for supplemental retirement plan                  101               74
     State income tax                                                            (21)             (15)
     Other                                                                         7
     Unrealized (gain) loss on securities available for sale                     102               (7)
                                                                                $312             $117
                                                                                ====             ====

     Assets                                                                     $342             $149
     Liabilities                                                                 (30)             (32)
                                                                                ----             ----
                                                                                $312             $117
                                                                                ====             ====


No valuation allowance was necessary during any time in 1996, 1995 or 1994.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Retained earnings include approximately $1,531,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount at December 31, 1996 was approximately $521,000.

EQUITY CHANGES

The Bank converted from a mutual federal savings bank to a stock federal savings bank (the "Conversion") on June 13, 1995 and issued all of its common stock to the Company. Concurrently with the Conversion, the Company issued 1,322,500 shares of Company common stock, with no par value. Net proceeds of the Company's stock issuance, after costs, were $12,670,006.

In September, 1996, the Board of Directors declared a one-time special cash distribution of $3.00 per share to the holders of the Company's common stock. The special one-time cash distribution of $3,930,000 on 1,310,000 outstanding shares was paid on December 10, 1996 to stockholders of record on November 25, 1996. The Company received a Private Letter Ruling from the Internal Revenue Service which qualified most of the 1996 cash distributions to stockholders, including regular quarterly dividends and the one-time special cash distribution, as a nontaxable return of capital. Accordingly, $3.32 per share, or $4,353,200, has been charged to common stock, and the remaining amount of distributions of $99,187 has been charged to retained earnings.

In October, 1996, the Company announced its intention to repurchase, from time to time, on the open market up to 5% of the Company's common stock, or 66,125 shares. During the remainder of 1996, the Company purchased the 66,125 shares pursuant to this program for $798,744.

DEPOSIT INSURANCE EXPENSE

The Bank's deposits are presently insured by the Savings Association Insurance Fund (the "SAIF"). A recapitalization plan for the SAIF was signed into law on September 30, 1996, which provided for a special assessment on all SAIF-insured institutions to enable the SAIF to achieve its required level of reserves. The assessment of .065% was effected based on deposits as of March 31, 1995. The Company's special assessment totaled $334,660 before taxes, and was charged against current year income and included with deposit insurance expense.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

COMMITMENTS AND CONTINGENT LIABILITIES


In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the statement of financial condition.

Financial instruments whose contract amount represents credit risk were as follows:


December 31                                         1996              1995
---------------------------------------------------------------------------
Mortgage loan commitments                           $1,126             $947
Consumer loan commitments,
     principally home equity lines of credit           438              272
Standby letters of credit                              759              759

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

In June, 1995, the Company entered into three-year agreements (with provisions for extensions) with two of its key employees which provide for salary continuation for a three-year period under certain circumstances following a change of control of the Company, as defined. Under the terms of the agreements, these payments could occur if, following a change of control, such officers are terminated other than for cause or unreasonable changes are made in their employment relationships.

In November, 1996, the Bank agreed, subject to certain conditions under the agreement, to invest approximately $1,525,000 in 1997 in a limited partnership organized to build and operate an affordable housing project.

The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the financial position of the Company.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


RESTRICTION ON DIVIDENDS

The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. The Office of Thrift Supervision ("OTS") regulations provide that a savings association which meets fully phased-in capital requirements (those in effect on December 31, 1994) and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. Any additional amount of capital distributions would require prior regulatory approval. A savings association failing to meet current capital standards may only pay dividends with supervisory approval.

At December 31, 1996, total stockholders' equity of the Bank was $16,861,000, of which approximately $7,320,000 was available for the payment of dividends.

At the time of Conversion, a liquidation account was established in an amount equal to the Bank's net worth as reflected in the latest statement of condition used in its final conversion offering circular. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Bank after Conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $7,025,000.

REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject, and the most recent notification from the regulatory agency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The actual and required capital amounts and ratios are as follows:

                                                                            1996
                                                                   Required for Adequate        To Be Well
                                                   Actual                 Capital 1            Capitalized 1
                                             ------------------       -----------------       -----------------
December 31                                   Amount      Ratio       Amount      Ratio       Amount      Ratio
-----------                                   ------      -----       ------      -----       ------      -----

Total risk-based capital1
   (to risk-weighted assets)                $ 17,254      41.1%       $3,356      8.0%        $4,195     10.0%
Core capital1
   (to adjusted tangible assets)              17,018      21.9%        2,332      3.0%         4,664      6.0%
Core capital1
   (to adjusted total assets)                 17,018      21.9%        2,332      3.0%         3,886      5.0%
1As defined by regulatory agencies

The Bank's tangible capital at December 31, 1996 was $17,018,000 which amount was 21.9% of tangible assets and exceeded the required ratio of 1.5%.

BENEFITS PLANS

The Company is a participant in a pension fund known as the Financial Institutions Retirement Fund ("FIRF"). This plan is a multi-employer plan. There was no pension expense for 1996. Pension expense was $35,787 and $48,627 for 1995 and 1994. This plan provides pension benefits for substantially all of the Company's eligible employees.

The Bank has purchased life insurance on certain officers and directors. The insurance has an approximate cash value of $1,040,242 and $1,005,686 at December 31, 1996 and 1995. The Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the keyman policies. The benefit arrangement for one individual provides that the individual provide consulting services to the Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. The accrual of benefits totaled $87,077, $76,054 and $66,246 for 1996, 1995, and 1994.

The Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") effective July 1, 1995, for eligible employees of the Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Company's common stock. No contributions were made to the ESOP in 1996 or 1995.

In April, 1996, the Company's stockholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust (RRP). The RRP may acquire up to 52,900 shares of the Company's common stock, an amount equal to 4.0% of the number of shares issued in the Conversion, for awards to management. Shares awarded to management under the RRP vest at a rate of 20% at the end of each full twelve months of service with the Bank after the date of grant. During the quarter ended June 30, 1996, the Bank contributed $614,567 to the RRP for the purchase of 46,675 shares of the Company's common stock awarded to management and recorded the amount as unearned compensation. Amortization expense of unearned compensation under the RRP was $92,185 for 1996.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


STOCK OPTION PLAN

In April, 1996, the Company's stockholders approved the Logansport Financial Corp. Stock Option Plan (Stock Option Plan), which reserved for issuance 132,250 shares, an amount equal to 10% of the shares issued in the Conversion. Under the Stock Option Plan, which is accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company granted directors, officers and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

In April, 1996, the Company granted stock option awards for 108,691 shares with an exercise price of $12.50. As a result of the one-time special cash distribution of $3.00 per share in late 1996, the number of shares awarded and exercise price were adjusted to 129,340 shares and $10.53 to ensure equivalent economic consequences to option holders following the distribution.

No options were exercisable or forfeited at December 31, 1996. The weighted-average fair value of options granted during 1996 was $1.81, and the options outstanding have a weighted-average remaining contractual life of 9.25 years. There were 2,910 shares available for grant at December 31, 1996.

SFAS No. 123, Stock-Based Compensation, is effective for the Company in 1996. This Statement establishes a fair value based method of accounting for stock-based compensation plans. Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:


Risk-free interest rate                                          6.50%
Dividend yield                                                   3.67%
Expected volatility factor of market price of common stock      11.50%
Weighted-average expected life of the options                       7 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

Net income                           As reported            $913
                                     Pro forma               883

Earnings per share                   As reported             .69
                                     Pro forma               .67

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing   Deposits--The   fair  value  of   interest-bearing   deposits
approximates carrying value.

Securities and Mortgage-backed Securities--Fair values are based on quoted market prices.

Loans--For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable--The fair value of interest receivable/payable approximates carrying values.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Due From Broker--Fair value approximates carrying value.

Deposits--The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal Home Loan Bank Advances--Fair value approximates carrying value.

Due to Broker--Fair value approximates carrying value.

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The estimated fair values of the Company's financial instruments are as follows:

                                                   1996                                    1995
                                        -------------------------               --------------------------
                                        Carrying            Fair                Carrying           Fair
December 31                              Amount             Value                Amount            Value
----------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents              $3,759           $3,759                 $3,243           $3,243
   Interest-bearing deposits                 100              100                    100              100
   Securities available for sale          14,303           14,303                 18,753           18,753
   Loans, net                             56,802           57,310                 49,707           50,453
   Interest receivable                       447              447                    466              466
   Stock in FHLB                             387              387                    348              348
   Due from broker                                                                   400              400

Liabilities
   Deposits                               57,396           57,257                 52,461           52,602
   Short-term borrowings                   3,400            3,398                  1,000            1,000
   Interest payable                           84               84                     64               64
   Due to broker                             706              706

CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)


Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                                              Condensed Balance Sheet

December 31                                                                       1996             1995
----------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                                   $      89        $     591
   Investment securities available for sale                                                         2,454
   Loans--commercial paper                                                                            878
   Investment in subsidiary                                                       16,861           16,671
   Other assets                                                                        5               15
                                                                                 -------          -------
     Total assets                                                                $16,955          $20,609
                                                                                 =======          =======

Liabilities
   Short-term borrowings                                                        $  1,400
   Other                                                                             128        $     155
     Total liabilities                                                             1,528              155
                                                                                 -------          -------
Stockholders' Equity
   Common stock                                                                    7,518           12,670
   Retained earnings                                                               8,588            7,774
   Unearned compensation                                                            (522)
   Net unrealized gain (loss) on securities available for sale                      (157)              10
                                                                                 -------          -------
     Total stockholders' equity                                                   15,427           20,454
                                                                                 -------          -------
     Total liabilities and stockholders' equity                                  $16,955          $20,609
                                                                                 =======          =======

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


                                           Condensed Statement of Income

Year Ended December 31                                                   1996                      1995
----------------------------------------------------------------------------------------------------------
Income                                                                    $174                        $120

Expenses                                                                   100                          28
                                                                          ----                        ----
Income before income tax and equity
   in undistributed income of subsidiary                                    74                          92
   Income tax expense                                                       30                          36
                                                                          ----                        ----
Income before equity in undistributed
   income of subsidiary                                                     44                          56
   Equity in undistributed income of subsidiary                            869                         852
                                                                          ----                        ----
Net Income                                                                $913                        $908
                                                                          ====                        ====

                                         Condensed Statement of Cash Flows

Year Ended December 31                                                   1996                      1995
------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                             $913                        $908
   Adjustments to reconcile net income to net
     cash provided by operating activities                                (866)                       (852)
                                                                         -----                       -----
     Net cash provided by operating activities                              47                          56
                                                                         -----                       -----
Investing Activities
   Purchases of securities available for sale                           (1,638)                     (2,431)
   Proceeds from maturities of securities available for sale             2,245                         246
   Proceeds from sales of securities available for sale                  1,824
   Purchases of securities held to maturity                                                           (253)
   Net change in loans                                                     878                        (878)
                                                                         -----                       -----
     Net cash provided (used) by investing activities                    3,309                      (3,316)
                                                                         -----                       -----
Financing Activities
   Net change in short-term borrowings                                   1,400
   Sale of stock, net of costs                                                                      12,670
   Dividends                                                            (4,459)                       (132)
   Purchase of stock                                                      (799)
   Capital contribution to subsidiary                                                               (8,687)
                                                                         -----                       -----
     Net cash provided (used) by financing activities                   (3,858)                      3,851
                                                                         -----                       -----
Net Change in Cash and Cash Equivalents                                   (502)                        591

Cash and Cash Equivalents at Beginning of Year                             591
                                                                         -----                       -----
Cash and Cash Equivalents at End of Year                                 $  89                        $591
                                                                          ====                        ====

LOGANSPORT FINANCIAL CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


QUARTERLY DATA (UNAUDITED)

     Summarized quarterly financial data for 1996 and 1995 is as follows (dollars in thousands, except for per share data):

                                                                First        Second        Third       Fourth
                                                               Quarter       Quarter      Quarter      Quarter
                                                               -------       -------      -------      -------
1996
   Total interest income                                         $1,339       $1,403       $1,453       $1,458
   Total interest expense                                           641          653          684          741
   Net interest income                                              698          750          769          717
   Provision for loan losses                                          3            3            3            3
   Net income                                                       274          283           81          275
   Earnings per share                                               .21          .21          .06          .21
   Dividends declared per share                                     .10          .10          .10          .10
   Special cash distribution declared per share                                              3.00

1995
   Total interest income                                         $1,051       $1,132       $1,265       $1,327
   Total interest expense                                           586          635          614          633
   Net interest income                                              465          497          651          694
   Provision for loan losses                                          3            3            3           11
   Net income                                                       179          165          262          302
   Earnings per share                                                                         .20          .23
   Dividends declared per share                                                               .10          .10


                             SHAREHOLDER INFORMATION
Market Information

     The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System, Small Cap Market, under the symbol "LOGN." As of February 14, 1997, there were 893 shareholders of record of the Company's Common Stock.

                                           Stock Price               Per Share
Quarter Ended                         High            Low           Dividends
------------------------------------------------------------------------------
September 30, 1995                 $ 12 1/2          $11 1/4           $0.10
December 31, 1995                    13 1/4           12               $0.10
March 31, 1996                       13 1/4           12 3/8           $0.10
June 30, 1996                        13 3/4           12 3/8           $0.10
September 30, 1996                   14 3/4           12 1/2           $0.10
December 31, 1996                    14 3/4           11 1/4           $3.10*

* This includes a $3.00 per share one-time special cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.

Transfer Agent and Registrar

     The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:
     Fifth Third Bank
     Corporate Trust Operations
     Mail Drop 1090D2
     38 Fountain Square
     Cincinnati, Ohio  45263
     (800) 837-2755

General Counsel

     Barnes & Thornburg
     1313 Merchants Bank Building
     11 South Meridian Street
     Indianapolis, Indiana  46204

Independent Auditor

     Geo. S. Olive & Co. LLC
     201 North Illinois Street
     Indianapolis, Indiana  46204

Shareholder & General Inquiries

     The Company is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 1996 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

     Dottye Robeson
     Logansport Financial Corp.
     723 East Broadway, Box 569
     Logansport, Indiana  46947
     (219) 722-3855

Office Location
     723 East Broadway
     Logansport, Indiana  46947
     (219) 722-3855

                             DIRECTORS AND OFFICERS
Directors

     Norbert E. Adrian (age 67) retired as the General Manager of Rockwell International ("Rockwell") in 1984 after 12 years of service. Rockwell is located in Logansport, Indiana, and manufactures custom automotive parts. Prior to his employment with Rockwell, Mr. Adrian was employed by the accounting firm of Bailey, Cord and Williams.

     Donald G. Pollitt (age 69) is the former Business and Promotion Manager of the Logansport Pharos-Tribune and a former President of the Rolling Hills Golf Course in Logansport, Indiana.

     Susanne S. Ridlen (age 57) has served as an adjunct faculty member of Indiana University Kokomo ("IUK") since 1969. Ms. Ridlen also currently serves as a member of the Boards of Directors of the Logansport Art Association and the Cass County Children's Home in Logansport, Indiana.

     William Tincher, Jr. (age 57) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 49) has served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. ("Morris"), since 1988. Morris is located in Logansport, Indiana, and manufactures lead wire assemblies and wiring harnesses and stampings. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal House retirement home in Logansport, Indiana.

     Thomas G. Williams (age 64) has served as President of Logansport Savings Bank, FSB since 1971.

     Charles J. Evans (age 51) has served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

         LOGANSPORT FINANCIAL CORP.              LOGANSPORT SAVINGS BANK, FSB

         Officers                                Officers

         THOMAS G. WILLIAMS                      THOMAS G. WILLIAMS
         President and Chief                     President
         Executive Officer

         CHARLES J. EVANS                        CHARLES J. EVANS
         Vice President                          Vice President

         DOTTYE ROBESON                          DIANNE HOFFMAN
         Secretary/Treasurer                     Secretary/Treasurer

                                                 DOTTYE ROBESON
                                                 Chief Financial Officer