Form 10-K405, Exhibit 13
period 2000-12-31
LOGANSPORT FINANCIAL CORP
filed 2001-04-02
CIK 939928

TABLE OF CONTENTS

                                                                    Page

Directors and Officers                                                 2

President's Message to Shareholders                                    5

Selected Consolidated Financial Data                                   6

Management's Discussion and Analysis                                   8

Report of Independent Certified Public Accountants                    21

Consolidated Statements of Financial Condition                        22

Consolidated Statements of Earnings                                   23

Consolidated Statements of Comprehensive Income                       24

Consolidated Statements of Changes in Shareholders' Equity            25

Consolidated Statements of Cash Flows                                 26

Notes to Consolidated Financial Statements                            28






                     BUSINESS OF LOGANSPORT FINANCIAL CORP.

Logansport Financial Corp. ("Logansport Financial" or the "Company"), an Indiana corporation, became a unitary savings and loan holding company upon the conversion of Logansport Savings Bank, FSB (the "Bank") from a federal mutual savings bank to a federal stock savings bank in June, 1995. The Company and the Bank conduct business from a single office in Logansport, Cass County, Indiana. The Bank is and historically has been among the top real estate mortgage lenders in Cass County and is the oldest financial institution headquartered in Cass County. The Bank offers a variety of retail deposit and lending services. The Company has no business activity other than being the holding company for the Bank. The Company is the sole shareholder of the Bank.

                                MISSION STATEMENT

"The Board of Directors, management and staff of Logansport Savings Bank are dedicated to serving the needs of our customers, providing them with the best possible service in an efficient, friendly, caring atmosphere. As a vital part of this community, Logansport Savings Bank seeks to continue partnering with local business and individuals. The customers, employees, and shareholders are an integral part of Logansport Savings Bank and are best served if the Bank remains an independent, locally controlled and operated, profitable financial institution."

                           Logansport Financial Corp.

                             DIRECTORS AND OFFICERS

    DIRECTORS

     Charles J. Evans (age 55) has served as Senior Vice President of Logansport Savings Bank, FSB since January 2000. Prior to that he served as Vice President and Senior Loan Officer of Logansport Savings Bank, FSB since 1980.

     Brian J. Morrill (age 43) is the founder and President of Cass County Title Company, Inc. The firm provides title insurance policies and real estate searches for lenders, realtors, attorneys, and the general public. Prior to founding Cass County Title Company, Morrill served for ten years as the Executive Director of the Cass County Family YMCA in Logansport, Indiana. Morrill has served on several community boards and in 2000 served as Chairman of the Logansport/Cass County Chamber of Commerce.

     Susanne S. Ridlen (age 61) has served as an adjunct faculty member of Indiana University Kokomo ("IUK") since 1969. Ms. Ridlen also currently serves as a member of the Board of Directors of the Logansport Art Association and the Cass County Children's Home in Logansport, Indiana.

     William Tincher, Jr. (age 61) has served as Plant Manager for the Modine Manufacturing Company ("Modine") since 1977. Modine is located in Logansport, Indiana, and manufactures automotive cooling systems.

     David G. Wihebrink (age 53) has served as President of Logansport Financial Corp. and Logansport Savings Bank since April, 2000. Prior to that he had served as Vice President and Chief Financial Officer of TM Morris Manufacturing Co., Inc. since 1988. Prior to his employment with Morris, Mr. Wihebrink was a member of the accounting firm Smith, Thompson & Wihebrink (Logansport) for 15 years. Mr. Wihebrink also currently serves as a member of the Board of Directors of the Neal Home retirement home in Logansport, Indiana and as a member of The Board of Directors of the North Central Indiana Workforce Investment Board.

     Thomas G. Williams (age 68) served as President of Logansport Savings Bank, FSB from 1971 until his retirement in April 2000.

LOGANSPORT FINANCIAL CORP.       LOGANSPORT SAVINGS BANK, FSB

Officers                         Officers

DAVID G. WIHEBRINK               DAVID G. WIHEBRINK - President
President and Chief

Executive Officer                CHARLES J. EVANS - Senior Vice President

CHARLES J. EVANS                 DOTTYE ROBESON - Chief Financial Officer/
Vice President                                             Secretary/Treasurer

DOTTYE ROBESON                   ALLEN SCHIEBER - Senior Vice President
Secretary/Treasurer
                                 JEFFREY JONES - Vice President

                                 SHEILA WILDERMUTH - Vice President

                                 MARK DEBARGE - Assistant Vice President

                                 KAY GAPSKI - Assistant Vice President

TO OUR SHAREHOLDERS:

Calendar year 2000 was an exciting year for Logansport Savings Bank and Logansport Financial Corp., its parent company. In addition to celebrating the Bank's 75th anniversary during the year 2000, Logansport Savings Bank continued its growth and commitment of "Leading The Way," increasing assets by over $15 million, a 12.9% increase, and reporting record earnings. Basic earnings per share increased to $1.16 from $1.03 the previous year, representing a 12.6% increase.

The year 2000 continued to be a year of enormous change within the banking industry in general and in particular within community banks. Banks continue to struggle with their ability to generate core deposits at reasonable rates to fund their growth and have been forced to aggressively look for other methods, such as FHLB borrowings. This is born out by the fact that at the close of 1999 banks held only 16% of total financial sector assets, down from 30% in 1990. While bank profits have grown over the past ten years, the number of banks has declined by 25%. Many market indices raise concerns regarding the ability of community banks to continue to thrive.

We at Logansport Savings Bank feel confident that we have established a solid foundation in the past 75 years that will allow the Bank to continue "Leading The Way." We expect to continue to achieve consistent earnings growth and above average growth in assets. We intend to increase our market share by enhancing our existing products and services, continued development of our commercial and lease lending capabilities, and expansion of our mortgage and consumer lending base. We realize that nothing in our business occurs independent of the overall economy and as we strive to continue our asset growth, we will remain focused on credit quality. We will continue to provide a combination of careful and consistent underwriting in order to ensure a low level of problem assets. We are also confident that as interest rates continue to fluctuate, we will be able to manage our way through this fundamental banking risk.

We believe we are doing the right things and heading in the right "Direction" for the ongoing success of our Bank as a community bank. Although the financial markets have not recognized the accomplishments of community banks in the recent past, we feel the markets will ultimately recognize their value. The Board, management team, and employees of Logansport Financial Corp. and Logansport Savings Bank are dedicated, as a team, to serving our customers, our community, and our stockholders.

Sincerely,



/s/ David G. Wihebrink
David G. Wihebrink
President

                           Logansport Financial Corp.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth certain information concerning Logansport Financial's consolidated financial position, results of operations and other data at the dates and for the periods indicated.


                                                                            At December 31,

Statement of Financial Condition Data:                2000           1999           1998            1997           1996
                                                                               (In thousands)

Total assets                                      $132,612       $117,468        $96,085         $86,115        $77,668
Loans receivable, net                              102,418         90,900         73,073          63,635         56,802
Mortgage-backed securities                           5,165          5,898          8,129           9,932          6,674
Cash and cash equivalents                            9,210          5,146          4,328           2,269          3,759
Investment securities                                8,322          8,539          5,033           5,750          7,629
Deposits                                            79,454         76,011         70,011          60,595         57,396
Borrowings                                          35,237         24,307          8,375           8,025          3,400
Shareholders' equity - net                          17,013         16,146         16,488          16,542         15,427


                                                                         Year ended December 31,

Summary of Operating Results:                         2000           1999           1998             1997          1996
                                                                       (In thousands, except share data)

Interest income                                     $9,524         $7,599         $6,579          $6,101         $5,653
Interest expense                                     5,597          4,043          3,476           3,115          2,719
                                                     -----          -----          -----           -----          -----
Net interest income                                  3,927          3,556          3,103           2,986          2,934
Provision for losses on loans                          332            162             63              26             12
                                                    ------         ------        -------         -------        -------
Net interest income after provision for
  losses on loans                                    3,595          3,394          3,040           2,960          2,922
Other income                                           122            175            285             170             82
General, administrative and other expense            1,937          1,667          1,322           1,170          1,584
                                                     -----          -----          -----           -----          -----
Earnings before income taxes                         1,780          1,902          2,003           1,960          1,420
Income taxes                                           511            678            756             728            507
                                                    ------         ------         ------          ------         ------
Net earnings                                        $1,269         $1,224         $1,247          $1,232        $   913
                                                     =====          =====          =====           =====         ======

Basic earnings per share                            $1.16           $1.03          $1.00            $.98            $.69
                                                     ====            ====           ====             ===             ===

Diluted earnings per share                          $1.16           $1.02           $.97            $.95            $.69
                                                     ====            ====            ===             ===             ===

Cash dividends per share
  Regular                                            $.44            $.44           $.43            $.40            $.40
                                                      ===             ===            ===             ===             ===
  Special                                             N/A             N/A            N/A             N/A           $3.00 (1)
                                                      ===             ===            ===             ===            ====

Footnotes on following page.


                           Logansport Financial Corp.

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)

                                                                     At or for the year ended December 31,
Supplemental Data:                                    2000           1999           1998            1997           1996

Return on assets (2)                                 1.00%           1.14%          1.37%          1.50%           1.18%
Return on equity (3)                                 7.76            7.33           7.44           7.69            4.76
Interest rate spread (4)                             2.57            2.86           2.70           2.94            2.80
Net yield on interest-earning assets (5)             3.27            3.54           3.61           3.86            3.99
General, administrative and other
  expense to average assets                          1.53            1.55           1.45           1.42            2.04
Net interest income to general,
  administrative and other expense                 202.74          213.32         234.72         255.21          185.23
Equity-to-assets (6)                                12.83           13.75          17.16          19.21           19.86
Average interest-earning assets to
  average interest-bearing liabilities             115.39          117.20         122.72         123.36          132.80
Non-performing assets to total assets                 .25             .57            .33            .62             .52
Non-performing loans to total loans                   .32             .72            .42            .67             .71
Loan loss allowance to total loans                    .73             .47            .38            .38             .41
Loan loss allowance to non-performing
  loans                                            226.19           66.07          90.48          56.84           58.12
Dividend payout ratio                               37.93           42.72          43.00          40.82           57.97(7)
Net charge-offs to average loans                     *               *               .03            .03            *

*  Less than .01%

----------------------------

(1) Special one-time cash distribution which qualified as a non-taxable return of capital pursuant to an IRS Private Letter Ruling.
(2)  Net earnings divided by average total assets.
(3)  Net earnings divided by average total equity.
(4) Interest rate spread is calculated by subtracting combined weighted-average interest rate cost from combined weighted-average interest rate earned for the period indicated.
(5)  Net interest income divided by average interest-earning assets.
(6)  Total equity divided by total assets.
(7)  Excludes special one-time $3.00 per share cash distribution.

                           Logansport Financial Corp.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company was formed as part of the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank, which was completed June 13, 1995. The Company has no activity other than being the holding company for the Bank.

The principal business of savings associations, including the Bank, has historically consisted of attracting deposits from the general public and making loans secured by residential and other real estate. The Bank and all other savings associations are significantly affected by prevailing economic conditions, as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and levels of personal income and savings. In addition, deposit growth is affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability and cost of funds and various other items. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans and income provided from operations.

The Bank's earnings are primarily dependent upon its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Bank's earnings are also affected by provisions for losses on loans, service charges, operating expenses and income taxes.

Forward-Looking Statements

In the following pages, management presents an analysis of the Company's financial condition as of December 31, 2000, and the results of operations for the year ended December 31, 2000, as compared to prior periods. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Company's general market area.

Without limiting the foregoing, some of the forward-looking statements include the following:

1. Management's establishment of an allowance for loan losses and its statements regarding the adequacy of such allowance for loan losses.

2. Management's opinion as to the financial statement effect of recent accounting pronouncements.

3. Management's opinion as to the effect of changes in interest rates on the Company's results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Changes in Financial Condition from December 31, 1999 to December 31, 2000

The Company's total assets were $132.6 million at December 31, 2000, an increase of $15.1 million, or 12.9%, over the $117.5 million total at December 31, 1999. The increase in assets was funded through growth in deposits of $3.4 million and increases in borrowings of $11.0 million. The percentage of interest-earning assets to total assets was 95.4% and 94.0% at December 31, 2000 and 1999, respectively.

At December 31, 2000, investment and mortgage-backed securities totaled $13.5 million, compared to $14.4 million at December 31, 1999, a decrease of $950,000, or 6.6%. The primary investments added to the portfolio were Federal Home Loan Bank ("FHLB") callable fixed rate notes. At December 31, 2000, the Company held $538,000 of corporate obligations, which consisted of debt of domestic corporations rated AA or better by Moody's Investors Service, Inc.

Loans receivable totaled $102.4 million at December 31, 2000, an increase of $11.5 million, or 12.7%, over December 31, 1999. Most of the increase occurred in the one- to four-family mortgages and commercial loans. One- to four-family mortgage loans increased by $4.4 million, or 7.6%, and loans secured by nonresidential real estate and commercial loans increased by $4.4 million, or 27.6%. The increase in loans was funded primarily by the increase in deposits and advances.

During 1997 the Company invested $1.5 million in a limited partnership, which constructs and manages residential real estate apartments for low and moderate income residents. This investment reflects a 49.5% participation in the partnership. The affordable housing project generates tax credits for the Bank. This investment initially resulted in an increase to total assets of $1.5 million with a corresponding increase in notes payable. During 2000 and 1999, the Bank recorded pretax losses from the housing project of $244,000 and $121,000, respectively. At December 31, 1998, the project was just beginning to rent apartments; therefore, there was no material income or loss allocated to the Bank.

Deposits totaled $79.5 million at December 31, 2000, an increase of $3.4 million, or 4.5%, over December 31, 1999. Non-interest bearing deposits, NOW accounts, passbook savings and money market savings decreased by $1.9 million, while certificates of deposit increased by $5.3 million. At December 31, 2000, borrowings consisted of $34.0 million in FHLB advances compared to $23.0 million in FHLB advances at December 31, 1999, an increase of $11.0 million, or 47.8%. The increase in deposits and borrowings was used primarily to fund growth in loans during the year.

Shareholders' equity totaled $17.0 million at December 31, 2000, an increase of $867,000, or 5.4%, over December 31, 1999. Equity was increased by the effects of amortization of the Company's Recognition and Retention Plan, a recovery of unrealized losses on available for sale securities of $403,000 and net earnings for the year ended December 31, 2000, of $1.3 million. Equity was decreased by payment of dividends totaling $477,000 and common stock repurchases totaling $464,000.

Comparison  of Results of Operations  for the Years Ended  December 31, 2000 and
1999

Net earnings totaled $1.3 million for the year ended December 31, 2000, a $45,000, or 3.7%, increase over the net earnings reported for 1999. The increase in net earnings resulted primarily from an increase of $371,000 in net interest income and a decrease of $167,000 in the provision for income taxes, which were partially offset by an increase of $170,000 in the provision for losses on loans, a decrease of $53,000 in other income and an increase of $270,000 in general, administrative and other expense.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999 (continued)

Interest Income

The Company's total interest income was $9.5 million for the year ended December 31, 2000, compared to $7.6 million during 1999, an increase of $1.9 million, or 25.3%. The increase in average interest-earning assets from $101.4 million in 1999 to $121.5 million in 2000 helped contribute to the increase. In addition, increasing loan rates contributed to a 35 basis point increase in the average yield on interest-earning assets, to 7.88% in 2000 compared to 7.53% in 1999.

Interest Expense

Interest expense increased by $1.6 million, or 38.4%, for the year ended December 31, 2000, compared to 1999. This increase was the result of an increase in the average balance of interest-bearing liabilities of $18.8 million, or 21.8%, and an increase in the average cost of these liabilities of 64 basis points, from 4.67% during 1999 to 5.31% in 2000. Local competition resulted in pressure to maintain competitive rates on deposits, while use of FHLB advances also increased the cost of interest-bearing liabilities.

Net Interest Income

Net interest income increased by $371,000, or 10.4%, to approximately $3.9 million in 2000, as compared to $3.6 million in 1999. The net yield on weighted-average interest-earning assets declined in 2000 to 3.27% from 3.54% in 1999.

Provision for Losses on Loans

The Company's provision for losses on loans for the years ended December 31, 2000 and 1999, was $332,000 and $162,000, respectively. A larger provision was recorded in 2000 due to the increase in the volume of loans secured by nonresidential and commercial real estate. Management considered this provision and the related increase in the allowance for loan losses adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were no recoveries in 2000 and 1999, while charge-offs totaled $12,000 and $7,000 during those respective years. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 2000 and 1999, the allowance amounted to $760,000 and $440,000, respectively, for a ratio to total loans of .73% in 2000 and .47% in 1999. Non-performing loans at these dates were $336,000 and $666,000, respectively. The ratio of allowance for loan losses to non-performing loans increased from 66.1% at December 31, 1999 to 226.2% at December 31, 2000. Based on management's review of the loan portfolio during these years, the allowance for loan losses at December 31, 2000 and 1999, is considered adequate to cover potential losses inherent in the loan portfolio.

Other Income

The Company's other income for the year ended December 31, 2000, excluding the loss on equity investments, was $366,000, compared to $296,000 in 1999. The increase was due primarily to a $21,000, or 15.1%, increase in service charges on deposit accounts and a $66,000, or 42.0%, increase in other operating income. The $244,000 loss on equity investments recorded in 2000 had an after-tax effect of approximately $19,000 when considering the tax benefit and the available tax credits generated by the project.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 2000 and 1999 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $1.9 million for the year ended December 31, 2000, compared to $1.7 million in 1999, an increase of $270,000, or 16.2%. Employee compensation and benefits increased by $203,000, or 21.9%, due primarily to additional personnel. Data processing fees increased by $16,000, or 10.9%, due primarily to increased account volume and the additional commercial loan software maintenance costs. Various other operating expenses increased by $76,000, or 13.7%, which were partially offset by a $25,000, or 61.0%, decrease in federal deposit insurance premiums. The majority of the increase was related to additional operating costs associated with increased account volume, new services, consulting fees and office supplies, all of which were primarily related to the new building and additional personnel. The decrease in federal deposit insurance premiums was due to a reduction in premium rates year to year.

Income Tax Expense

Income tax expense for the years ended December 31, 2000 and 1999, was $511,000 and $678,000, respectively. Pretax income decreased by $122,000, or 6.4%, in 2000 compared to 1999, and approximately $142,000 of tax credits were available in 2000, which resulted in a corresponding decrease in income tax expense. The effective tax rates were 28.7% and 35.6% for the years ended December 31, 2000 and 1999, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 1999 and
1998

Net earnings totaled $1.2 million for the year ended December 31, 1999, a $23,000, or 1.8%, decrease from the net earnings reported for 1998. The decrease in net earnings resulted primarily from an increase of $99,000 in the provision for losses on loans, a decrease of $110,000 in other income and an increase of $345,000 in general, administrative and other expense, which were partially offset by an increase of $453,000 in net interest income and a decrease of $78,000 in the provision for income taxes.

Interest Income

The Company's total interest income was $7.6 million for the year ended December 31, 1999, compared to $6.6 million during 1998, an increase of $1.0 million, or 15.5%. The increase in average interest-earning assets from $86.7 million in 1998 to $101.4 million in 1999 helped contribute to the increase. However, falling loan rates contributed to a 9 basis point decrease in the average yield on interest-earning assets, to 7.53% in 1999 compared to 7.62% in 1998.

Interest Expense

Interest expense increased by $567,000, or 16.3%, for the year ended December 31, 1999, compared to 1998. This increase was the result of an increase in the average balance of interest-bearing liabilities of $15.8 million, which was partially offset by a decrease in the average cost of these liabilities by 25 basis points, from 4.92% during 1998 to 4.67% in 1999. Local competition resulted in pressure to maintain competitive rates on deposits, while use of FHLB advances lowered the cost of interest-bearing liabilities.

Net Interest Income

Net interest income increased by $453,000, or 14.6%, to approximately $3.6 million in 1999, as compared to $3.1 million in 1998. The net yield on weighted-average interest-earning assets declined in 1999 to 3.54% from 3.61% in 1998.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Comparison of Results of Operations for the Years Ended December 31, 1999 and 1998 (continued)

Provision for Losses on Loans

The Company's provision for losses on loans for the years ended December 31, 1999 and 1998, was $162,000 and $63,000, respectively. A larger provision was recorded in 1999 due to the increase in the volume of loans secured by nonresidential and commercial real estate. Management considered this provision and the related increase in the allowance for loan losses adequate based on the degree of delinquencies in the loan portfolio and the Company's loan loss history. There were no recoveries in 1999 and 1998, while charge-offs totaled $7,000 and $23,000 in 1999 and 1998, respectively. The Company provides a general allowance that reflects an estimate of inherent losses based upon the types and categories of outstanding loans as well as problem loans. At December 31, 1999 and 1998, the allowance was $440,000 and $285,000, respectively, for a ratio to total loans of .47% in 1999 and .38% in 1998. Non-performing loans at these dates were $666,000 and $315,000, respectively. The ratio of allowance for loan losses to non-performing loans decreased from 90.5% at December 31, 1998 to 66.1% at December 31, 1999.

Other Income

The Company's other income for the year ended December 31, 1999, without the loss on equity investments, was $296,000, compared to $285,000 in 1998. The $121,000 loss on equity investments recorded in 1999 had an after-tax effect of approximately $40,000, when considering the tax benefit and the available tax credits generated by the project.

General, Administrative and Other Expense

General, administrative and other expense totaled $1.7 million in 1999, compared to $1.3 million in 1998, an increase of $345,000, or 26.1%. Employee compensation and benefits increased by $182,000, or 24.5%, due primarily to additional personnel. Data processing fees increased by $37,000, or 33.6%, due primarily to increased account volume and the additional commercial loan software maintenance costs. Other operating expenses increased by $50,000, or 14.7%. The majority of the increase was related to additional operating costs associated with increased account volume, new services, consulting fees and office supplies, all of which were primarily related to the new building and additional personnel.

Income Tax Expense

Income tax expense for the years ended December 31, 1999 and 1998, was $678,000 and $756,000, respectively. Pretax income decreased only slightly in 1999 compared to 1998, but approximately $40,000 of tax credits were available in 1999. This resulted in a corresponding decrease in income tax expense. The effective tax rates were 35.6% and 37.7% for the years ended December 31, 1999 and 1998, respectively.

                  AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.


                                                                         Year ended December 31,

                                                   2000                            1999                          1998
                                     Average   Interest               Average  Interest              Average   Interest
                                 outstanding    earned/   Yield/  outstanding  earned/    Yield/  outstanding   earned/     Yield/
                                     balance       paid     rate      balance    paid      rate     balance      paid       rate
                                                                            (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits         $  5,656    $   301      5.32%   $  4,571  $  205       4.48%  $  4,699  $    232       4.93%
  Mortgage- and other asset-
    backed securities (1)              5,697        383      6.72       7,032     421       5.99      9,327       522       5.60
  Other investment securities (1)     10,283        721      7.01       6,820     453       6.64      4,337       277       6.39
  Loans receivable (2)                98,320      8,041      8.18      82,091   6,484       7.90     67,793     5,535       8.16
  Stock in FHLB of Indianapolis        1,571        130      8.27         864      69       8.00      549          44       8.01
                                    --------    -------              --------  ------              --------  --------
     Total interest-earning assets   121,527      9,576      7.88     101,378   7,632       7.53     86,705     6,610       7.62

Non-interest-earning assets            5,442                            6,446                         4,562
                                    --------                         --------                      --------

     Total assets                   $126,969                         $107,824                      $ 91,267
                                    ========                         ========                      ========

Interest-bearing liabilities:
  Savings accounts                  $  3,417        103      3.01    $  3,260      98       3.01   $  3,258        98       3.01
  NOW and money market accounts       23,814        886      3.72      25,735     930       3.61     23,185       930       4.01
  Certificates of deposit             50,507      2,918      5.78      43,059   2,291       5.32     37,581     2,069       5.51
  Borrowings                          27,577      1,690      6.13      14,446     724       5.01      6,628       379       5.72
                                    --------    -------              --------  ------              --------  --------
     Total interest-bearing
        liabilities                  105,315      5,597      5.31      86,500   4,043       4.67     70,652     3,476       4.92
                                                -------     -----              ------       ----             --------     -------

Other liabilities                      5,304                            4,629                         3,862
                                    --------                         --------                      --------

     Total liabilities               110,619                           91,129                        74,514

Shareholders' equity                  16,350                           16,695                        16,753
                                    --------                         --------                      --------

     Total liabilities and

       shareholders' equity         $126,969                         $107,824                      $ 91,267
                                    ========                         ========                      ========

Net interest-earning assets         $ 16,212                         $ 14,878                      $ 16,053
                                    ========                         ========                      ========
Net interest income                             $ 3,979                        $3,589                        $  3,134
                                                =======                        ======                        ========
Interest rate spread (3)                                     2.57%                          2.86%                           2.70%
                                                           =======                        =======                         =======
Net yield on weighted-average
  interest-earning assets (4)                                3.27%                          3.54%                           3.61%
                                                           =======                        =======                         =======
Average interest-earning assets
  to average interest-bearing liabilities                  115.39%                        117.20%                         122.72%
                                                           =======                        =======                         =======
Adjustment of interest on tax-exempt
  securities to a tax-equivalent basis          $    52                        $   33                        $     31
                                                =======                        ======                        ========


---------------------------

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.
(2)  Comprised of total loans less undisbursed loans in process.
(3) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate yield for the period indicated.
(4) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.



                                                                            Year ended December 31,
                                                             2000 vs. 1999                          1999 vs. 1998
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest-earning assets:
  Interest-earning deposits                        $     54      $  41   $     95        $     (6)    $  (21)   $   (27)
  Mortgage-backed securities                            (86)        49        (37)           (135)        34       (101)
  Investment securities                                 242         26        268             165         11        176
  Loans receivable                                    1,320        237      1,557           1,131       (182)       949
  Stock in FHLB of Indianapolis                          58          3         61              25         -          25
                                                    -------      -----    -------         -------       ----    -------
     Total interest-earning assets                    1,588        356      1,944           1,180       (158)     1,022

Interest-bearing liabilities:
  Savings accounts                                        5         -           5              -          -          -
  NOW and money market accounts                         (71)        27        (44)             97        (97)        -
  Certificates of deposit                               419        208        627             292        (70)       222
  Borrowings                                            776        190        966             397        (52)       345
                                                     ------        ---     ------           -----      -----        ---
     Total interest-bearing liabilities               1,129        425      1,554             786       (219)       567
                                                      -----        ---      -----           -----       ----        ---

Change in net interest income
  (fully taxable equivalent basis)                      459        (69)       390             394         61        455

Tax equivalent adjustment                               (18)        (1)       (19)             (2)        -          (2)
                                                    -------      -----    -------         -------       ----    -------

Change in net interest income                       $   441      $ (70)   $   371         $   392     $   61     $  453
                                                     ======       ====     ======          ======      =====      =====

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Rate/Volume Table (continued)

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

The following table sets forth the weighted-average effective interest rate earned by the Company on its loan and investment portfolio, the weighted-average effective costs of the Company's deposits and borrowings, the interest rate spread of the Company, and the net yield on weighted-average interest-earning assets for the periods and as of the date shown. Average balances are based on month-end average balances.


                                                             At December 31,                  Year Ended December 31,
                                                                   2000                  2000         1999         1998

Weighted-average interest rate earned on:
  Interest-earning deposits                                       5.91%                 5.32%         4.48%        4.93%
  Mortgage-backed securities                                      7.06                  6.72          5.99         5.60
  Investment securities                                           6.74                  7.01          6.64         6.39
  Loans receivable                                                8.39                  8.18          7.90         8.16
  Stock in FHLB of Indianapolis                                   8.31                  8.27          8.00         8.01
     Total interest-earning assets                                8.06                  7.88          7.53         7.62

Weighted-average interest rate cost of:
  Savings accounts                                                3.49                  3.01          3.01         3.01
  NOW and money market accounts                                   3.62                  3.72          3.61         4.01
  Certificates of deposit                                         6.17                  5.78          5.32         5.51
  Borrowings                                                      6.11                  6.13          5.01         5.72
     Total interest-bearing liabilities                           5.56                  5.31          4.67         4.92

Interest rate spread (1)                                          2.50                  2.57          2.86         2.70

Net yield on weighted average
  interest-earning assets (2)                                      N/A                  3.27          3.54         3.61



(1) Interest rate spread is calculated by subtracting weighted-average interest rate cost from weighted-average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest-earning assets and interest-bearing liabilities. Since the Company's interest-earning assets exceeded its interest-bearing liabilities for each of the three years shown above, a positive interest rate spread resulted in net interest income.

(2) The net yield on weighted-average interest-earning assets is calculated by dividing net interest income by weighted-average interest-earning assets for the period indicated. No net yield percentage is presented at December 31, 2000, because the computation of net yield is applicable only over a period rather than at a specific date.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset/Liability Management

The Bank, like other savings associations, is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits with short- and medium-term maturities, mature or reprice at different rates than its interest-earning assets. Management of the Bank believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. Management of the Bank's assets and liabilities is done within the context of the marketplace, regulatory limitations and within limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

The Office of Thrift Supervision ("OTS") issued a regulation, effective January 1, 1994, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. The Bank does not currently meet either of these requirements, but it does voluntarily file Schedule CMR. Presented below, as of September 30, 2000 (the latest available date) and December 31, 1999 is an analysis performed by the OTS of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points and in accordance with OTS regulations. As illustrated in the table, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of the Bank's investments, adjustable-rate mortgage loans (many of which have maximum per year adjustments of 1%), fixed-rate loans and mortgage-backed securities declines due to the rate increases. The value of the Bank's deposits and borrowings change in approximately the same proportion in rising or falling rate scenarios.



                                                     September 30, 2000

Change in
interest rate                          Net Portfolio Value                             NPV as % of PV of Assets
(Basis Points)            $ Amount         $ Change           % Change                  NPV Ratio       Change
                                (In thousands)

      +300                   $10,832        $(6,679)           (38)%                     8.92%        (461bp)
      +200                    13,281         (4,230)           (24)                     10.68         (285 bp)
      +100                    15,549         (1,962)           (11)                     12.24         (129 bp)
        -                     17,511             -               -                      13.53            -
      -100                    18,915          1,404              8                      14.41           88 bp
      -200                    19,781          2,270             13                      14.92          139 bp
      -300                    20,856          3,345             19                      15.55          202 bp


                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Asset and Liability Management (continued)


                                                      December 31, 1999

Change in
interest rate                          Net Portfolio Value                             NPV as % of PV of Assets
(Basis Points)            $ Amount         $ Change           % Change                  NPV Ratio       Change
                                (In thousands)

      +300                   $11,061        $(5,372)           (33)%                    10.08%        (391 bp)
      +200                    13,080         (3,353)           (20)                     11.63         (236 bp)
      +100                    14,924         (1,509)            (9)                     12.96         (103 bp)
        -                     16,433             -               -                      13.99            -
      -100                    17,344            911              6                      14.54           55 bp
      -200                    17,694          1,261              8                      14.67           68 bp
      -300                    18,067          1,634             10                      14.82           83 bp


As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the assets. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal from certificates could likely deviate significantly from those assumed in calculating the table.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, proceeds from principal and interest payments of loans, and proceeds from maturing securities. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are generally influenced by general interest rates, economic conditions and competition.

The primary investing activity of the Company is the origination of mortgage loans and the purchase of investment securities. During the years ended December 31, 2000, 1999 and 1998, the Company originated mortgage loans and commercial loans in the amounts of $43.2 million, $36.6 million and $16.3 million, respectively. The Company originated consumer loans of $8.5 million, $7.8 million and $10.5 million, respectively. The Company purchased loans in the amount of $981,000 in 1999 and $350,000 in 1998. No loans were purchased in 2000. Loan repayments, excluding commercial paper, totaled $39.8 million, $27.4 million and $17.6 million for 2000, 1999 and 1998, respectively.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

During the years ended December 31, 2000, 1999 and 1998, the Company purchased investment securities in the amounts of $4.1 million, $4.9 million and $6.1 million, respectively. Sales or maturities of such securities held by the Company and payments on mortgage-backed or other asset-backed securities were $5.6 million, $2.8 million and $8.6 million for 2000, 1999 and 1998, respectively.

Deposits grew by $3.4 million from December 31, 1999 to December 31, 2000, and by $6.0 million from December 31, 1998 to December 31, 1999.

Cash and cash equivalents increased by $4.1 from December 31, 1999 to December 31, 2000, and by $818,000 from December 31, 1998 to December 31, 1999.

The Company had outstanding loan commitments, including undisbursed loans in process and standby letters of credit, totaling $12.8 million and $11.5 million, at December 31, 2000 and 1999, respectively. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit that are scheduled to mature in one year or less from December 31, 2000 and 1999 totaled $39.4 million and $19.8 million, respectively. Based upon historical deposit flow data, the Company's competitive pricing in its market and management's experience, management believes that a significant portion of such deposits will remain with the Company.

Liquidity management is both a daily and long-term function of the Company's management strategy. In the event that the Company should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned. At December 31, 2000 and 1999, the Company had outstanding FHLB advances of $34.0 million and $23.0 million, respectively.

For each calendar month, the Bank is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to an amount not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions. The current OTS required level of liquid assets that must be held by a savings association is equal to 4% of the association's net withdrawable accounts plus short-term borrowings based upon the average daily balance of such liquid assets for each quarter of the association's fiscal year. The OTS may impose monetary penalties upon savings associations that fail to comply with those liquidity requirements. As of December 31, 2000, the Bank had liquid assets of $17.9 million, and a regulatory liquidity ratio of 22.2%.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Liquidity and Capital Resources (continued)

Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a 4.0% leverage ratio (or core capital) requirement, and a total risk-based capital to risk-weighted assets ratio of 8.0%. At December 31, 2000, the Bank's tangible capital ratio was 12.5%, its leverage ratio 12.5%, and its risk-based capital to risk-weighted assets ratio 20.7%. Therefore, at December 31, 2000, the Bank's capital significantly exceeded all of the capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and the Bank's capital ratios as of December 31, 2000.


                                                   OTS Requirement           The Bank's Capital Level
                                        % of                                % of                        Amount
                                      Assets            Amount            Assets (1)       Amount    of excess
                                                                   (Dollars in thousands)

Tangible capital                         1.5%           $1,988             12.5%          $16,587      $14,599
Core capital (2)                         4.0             5,300             12.5            16,587       11,287
Risk-based capital                       8.0             6,692             20.7            17,347(3)    10,655



(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) During 1999, the OTS adopted a core capital requirement for savings associations comparable to that recently adopted by the Comptroller of the Currency for national banks. The new regulation requires at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% for all other savings associations.

(3) The Bank's risk-based capital includes $760,000 of general valuation allowances.

As of December 31, 2000, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Bank's liquidity, capital resources or results of operations.

                           Logansport Financial Corp.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Effects of Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Management adopted SFAS No. 133 effective January 1, 2001, as required, without material impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on the Company's financial position or results of operations.

The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances or interest rates could cause the effects of the accounting pronouncement to differ from management's foregoing assessment.

               Report of Independent Certified Public Accountants

Board of Directors
Logansport Financial Corp.

We have audited the accompanying consolidated statements of financial condition of Logansport Financial Corp. as of December 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Logansport Financial Corp. as of December 31, 2000 and 1999, and the consolidated results of its operations, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



\s\Grant Thornton LLP

Cincinnati, Ohio
February 16, 2001

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  December 31,
                        (In thousands, except share data)


         ASSETS                                                                                     2000           1999

Cash and due from banks                                                                      $       576     $    1,336
Interest-bearing deposits in other financial institutions                                          8,634          3,810
                                                                                               ---------      ---------
         Cash and cash equivalents                                                                 9,210          5,146

Investment securities designated as available for sale - at market                                 8,322          8,539
Mortgage-backed securities designated as available for sale - at market                            5,165          5,898
Loans receivable - net                                                                           102,418         90,900
Office premises and equipment - at depreciated cost                                                1,843          1,902
Federal Home Loan Bank stock - at cost                                                             1,973          1,273
Investment in real estate partnership                                                              1,284          1,485
Accrued interest receivable on loans                                                                 548            416
Accrued interest receivable on mortgage-backed securities                                             41             47
Accrued interest receivable on investments and interest-bearing deposits                             107            115
Prepaid expenses and other assets                                                                     64             45
Cash surrender value of life insurance                                                             1,234          1,184
Deferred income tax asset                                                                            403            472
Prepaid income taxes                                                                                  -              46
                                                                                               ---------    -----------

         Total assets                                                                           $132,612       $117,468
                                                                                                 =======        =======

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                                       $  79,454      $  76,011
Advances from the Federal Home Loan Bank                                                          34,000         23,000
Notes payable                                                                                      1,237          1,307
Accrued interest and other liabilities                                                               906          1,004
Accrued income taxes                                                                                   2             -
                                                                                            ------------      ---------
         Total liabilities                                                                       115,599        101,322

Commitments                                                                                           -              -

Shareholders' equity

  Preferred stock - no par value, 2,000,000 shares authorized; none issued                            -              -
  Common stock - no par value, 5,000,000 shares authorized; 1,083,510 and 1,130,510 shares at aggregate value issued and outstanding at
    December 31, 2000 and 1999, respectively                                                       5,515          5,979
  Retained earnings - restricted                                                                  11,526         10,734
  Less shares acquired by stock benefit plan                                                        (103)          (239)
  Accumulated comprehensive income (loss), unrealized gains (losses)
    on securities designated as available for sale, net of related tax effects                        75           (328)
                                                                                             -----------      ---------
         Total shareholders' equity                                                               17,013         16,146
                                                                                                --------       --------

         Total liabilities and shareholders' equity                                             $132,612       $117,468
                                                                                                 =======        =======



The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                         For the year ended December 31,
                        (In thousands, except share data)



                                                                                         2000         1999         1998

Interest income

  Loans                                                                                $8,041       $6,484       $5,538
  Investment securities                                                                   667          420          243
  Mortgage-backed securities                                                              383          421          522
  Interest-bearing deposits and other                                                     433          274          276
                                                                                       ------       ------       ------
         Total interest income                                                          9,524        7,599        6,579

Interest expense

  Deposits                                                                              3,907        3,319        3,097
  Borrowings                                                                            1,690          724          379
                                                                                        -----       ------       ------
         Total interest expense                                                         5,597        4,043        3,476
                                                                                        -----        -----        -----

         Net interest income                                                            3,927        3,556        3,103

Provision for losses on loans                                                             332          162           63
                                                                                       ------       ------      -------

         Net interest income after provision for losses on loans                        3,595        3,394        3,040

Other income

  Service charges on deposit accounts                                                     160          139          106
  Gain (loss) on sale of investment and mortgage-backed securities                        (17)          -             4
  Gain on sale of real estate acquired through foreclosure                                 -            -             6
  Loss on investment in real estate partnership                                          (244)        (121)          -
  Other operating                                                                         223          157          169
                                                                                       ------       ------       ------
         Total other income                                                               122          175          285

General, administrative and other expense
  Employee compensation and benefits                                                    1,129          926          744
  Occupancy and equipment                                                                 196          163           90
  Federal deposit insurance premiums                                                       16           41           38
  Data processing                                                                         163          147          110
  Other operating                                                                         433          390          340
                                                                                       ------       ------       ------
         Total general, administrative and other expense                                1,937        1,667        1,322
                                                                                        -----        -----        -----

         Earnings before income taxes                                                   1,780        1,902        2,003

Income taxes

  Current                                                                                 649          706          789
  Deferred                                                                               (138)         (28)         (33)
                                                                                       ------      -------      -------
         Total income taxes                                                               511          678          756
                                                                                       ------       ------       ------

         NET EARNINGS                                                                  $1,269       $1,224       $1,247
                                                                                        =====        =====        =====

         EARNINGS PER SHARE
           Basic                                                                       $1.16         $1.03        $1.00
                                                                                        ====          ====         ====

           Diluted                                                                     $1.16         $1.02         $.97
                                                                                        ====          ====          ===


The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                         For the year ended December 31,
                                 (In thousands)


                                                                                         2000         1999         1998

Net earnings                                                                           $1,269       $1,224       $1,247

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities
    during the period, net of tax (benefit) of $202, $(249)
    and $50 for the years ended December 31, 2000, 1999
    and 1998, respectively                                                                392         (483)          98
  Reclassification adjustment for realized (gains) losses
    included in earnings, net of tax (benefit) of $(6) and $1
    for the years ended December 31, 2000 and 1998, respectively                           11           -            (3)
                                                                                      -------        -----     --------

Comprehensive income                                                                   $1,672      $   741       $1,342
                                                                                        =====       ======        =====

Accumulated comprehensive income (loss)                                              $     75      $  (328)     $   155
                                                                                      =======       ======       ======

The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              For the years ended December 31, 2000, 1999 and 1998
                        (In thousands, except share data)


                                                                                                Unrealized
                                                                                  Shares    gains (losses)

                                                                                acquired     on securities
                                                                                by stock     designated as

                                                        Common      Retained     benefit         available
                                                         stock      earnings        plan          for sale        Total

Balance at January 1, 1998                              $7,566        $9,316       $(400)            $  60      $16,542

Net earnings for the year ended December 31, 1998           -          1,247          -                 -         1,247
Purchase of shares for stock benefit plan                   -             -          (93)               -           (93)
Purchase of shares                                        (945)           -           -                 -          (945)
Issuance of shares under stock option plan                   9            -           -                 -             9
Unrealized gains on securities designated
  as available for sale, net of related tax effects         -             -           -                 95           95
Amortization expense of stock benefit plan                  40            -          125                -           165
Cash dividends of $.43 per share                            -           (532)         -                 -          (532)
                                                         -----      --------         ---               ---     --------

Balance at December 31, 1998                             6,670        10,031        (368)              155       16,488

Net earnings for the year ended December 31, 1999           -          1,224          -                 -         1,224
Purchase of shares                                        (696)           -           -                 -          (696)
Issuance of shares under stock option plan                   5            -           -                 -             5
Unrealized losses on securities designated
  as available for sale, net of related tax effects         -             -           -               (483)        (483)
Amortization expense of stock benefit plan                  -             -          129                -           129
Cash dividends of $.44 per share                            -           (521)         -                 -          (521)
                                                         -----      --------         ---               ---     ---------

Balance at December 31, 1999                             5,979        10,734        (239)             (328)      16,146

Net earnings for the year ended December 31, 2000           -          1,269          -                 -         1,269
Purchase of shares                                        (464)           -           -                 -          (464)
Unrealized gains on securities designated
  as available for sale, net of related tax effects         -             -           -                403          403
Amortization expense of stock benefit plan                  -             -          136                -           136
Cash dividends of $.44 per share                            -           (477)         -                 -          (477)
                                                         -----      --------         ---               ---     --------

Balance at December 31, 2000                            $5,515       $11,526       $(103)            $  75      $17,013
                                                         =====        ======        ====              ====       ======



The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                         For the year ended December 31,
                                 (In thousands)


                                                                                         2000         1999         1998
Cash flows from operating activities:

  Net earnings for the year                                                          $  1,269     $  1,224     $  1,247
  Adjustments to reconcile net earnings to net cash provided by
  (used in) operating activities:
    Depreciation and amortization                                                         110           81           39
    Amortization of premiums on investments and mortgage-backed securities                 26           95          200
    Amortization expense of stock benefit plan                                            136          129          165
    (Gain) loss on sale of investment and mortgage-backed securities                       17           -            (4)
    Provision for losses on loans                                                         332          162           63
    Gain on sale of real estate acquired through foreclosure                               -            -            (6)
    Loss on investment in real estate partnership                                         244          121           -
    Increase (decrease) in cash, due to changes in:
      Accrued interest receivable on loans                                               (132)         (79)         (38)
      Accrued interest receivable on mortgage-backed securities                             6           19           17
      Accrued interest receivable on investments                                            8          (53)          59
      Prepaid expenses and other assets                                                   (19)          (9)          (3)
      Accrued interest and other liabilities                                              (98)        (207)         350
      Federal income taxes
        Current                                                                            48          (17)        (121)
        Deferred                                                                         (138)         (28)         (33)
                                                                                     --------    ---------    ---------
         Net cash provided by operating activities                                      1,809        1,438        1,935

Cash flows provided by (used in) investing activities:

  Decrease in certificates of deposit in other financial institutions                      -            -           100
  Proceeds from sale of investment securities designated as available for sale          3,965           -           806
  Purchase of investment securities designated as available for sale                   (4,082)      (4,925)      (3,057)
  Maturities of investment securities designated as available for sale                    800          875        3,104
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                                     -            -         1,174
  Purchase of mortgage-backed securities designated as available for sale                  -            -        (3,039)
  Principal repayments on mortgage-backed securities designated as
    available for sale                                                                    834        1,948        3,472
  Purchase of loans                                                                        -          (981)        (350)
  Loan disbursements                                                                  (51,693)     (44,410)     (26,775)
  Principal repayments on loans                                                        39,843       27,402       17,585
  Investment in real estate partnership                                                  (113)        (108)        (176)
  Purchases of and additions to office premises and equipment                             (51)        (455)      (1,102)
  Purchase of Federal Home Loan Bank stock                                               (700)        (705)         (74)
  Proceeds from sale of real estate acquired through foreclosure                           -            -           151
  Increase in cash surrender value of life insurance policy                               (50)         (49)         (50)
                                                                                    ---------    ---------    ---------
         Net cash used in investing activities                                        (11,247)     (21,408)      (8,231)
                                                                                       ------       ------      -------

         Net cash used in operating and investing activities
           (subtotal carried forward)                                                  (9,438)     (19,970)      (6,296)
                                                                                      -------       ------      -------

                           Logansport Financial Corp.

                         For the year ended December 31,
                                 (In thousands)


                                                                                         2000         1999         1998
         Net cash used in operating and investing activities
           (subtotal brought forward)                                                $ (9,438)    $(19,970)     $(6,296)

Cash provided by (used in) financing activities:

  Net increase in deposit accounts                                                      3,443        6,000        9,416
  Proceeds from Federal Home Loan Bank advances                                        33,000       31,000        8,000
  Repayment of Federal Home Loan Bank advances                                        (22,000)     (15,000)      (7,500)
  Proceeds from the exercise of stock options                                              -             5            9
  Purchase of shares for stock benefit plan                                                -            -           (93)
  Dividends on common stock                                                              (477)        (521)        (532)
  Purchase of shares                                                                     (464)        (696)        (945)
                                                                                     --------    ---------      -------
         Net cash provided by financing activities                                     13,502       20,788        8,355
                                                                                       ------      -------       ------

Net increase in cash and cash equivalents                                               4,064          818        2,059

Cash and cash equivalents at beginning of year                                          5,146        4,328        2,269
                                                                                      -------     --------       ------

Cash and cash equivalents at end of year                                             $  9,210    $   5,146      $ 4,328
                                                                                      =======     ========       ======


Supplemental disclosure of cash flow information: Cash paid during the year for:

    Income taxes                                                                    $     629   $      724     $    689
                                                                                     ========    =========      =======

    Interest on deposits and borrowings                                              $  5,449    $   4,054      $ 3,465
                                                                                      =======     ========       ======

Supplemental disclosure of noncash investing and financing activities:
  Foreclosed mortgage loans transferred to real estate acquired
    through foreclosure                                                              $     -     $      -     $      40
                                                                                      =======     ========     ========

  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                            $     403   $     (483)   $      95
                                                                                     ========    =========     ========




The accompanying notes are an integral part of these statements.

                           Logansport Financial Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES

    Logansport Financial Corp. (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the common stock of Logansport Savings Bank, FSB (the "Savings Bank"). The Savings Bank conducts a general banking business in north-central Indiana which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation

    The  consolidated   financial   statements   include  the  accounts  of  the
    Corporation   and  its   subsidiary,   the  Savings  Bank.  All  significant
    intercompany balances and transactions have been eliminated.

    2. Investment and Mortgage-backed Securities

    The Corporation accounts for investments and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. At December 31, 2000, the Corporation's shareholders' equity accounts reflected a net unrealized gain on available for sale securities of $75,000. At December 31, 1999, the Corporation's shareholders' equity accounts reflected a net unrealized loss on available for sale securities of $328,000.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

                           Logansport Financial Corp.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for the allowance for loan losses. Interest is accrued as earned, unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e. principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  Allowance for Loan Losses

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

    Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 2000, the Savings Bank had seven loans totaling approximately $1.4 million that were impaired as defined under SFAS No. 114. At December 31, 1999, the Savings Bank had two loans totaling approximately $485,000 that were impaired as defined under SFAS No. 114.

    6.  Real Estate Acquired Through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    7.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to twenty years for building improvements, five to fifteen years for furniture and equipment and five years for automobiles. An accelerated method is used for tax reporting purposes.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    8.  Investment in Real Estate Partnership

    During 1997, the Corporation invested $1.5 million in a real estate partnership for the purpose of constructing and managing residential real estate apartments for low and moderate income residents. The investment reflects a 49.5% participation in the partnership and is accounted for by the Savings Bank using the equity method. The Savings Bank realized after-tax losses from the investment of approximately $140,000 and $70,000 during the years ended December 31, 2000 and 1999, respectively, as well as federal income tax credits of approximately $142,000 and $40,000 in 2000 and 1999, respectively. This affordable housing project is expected to generate tax credits for the Savings Bank in future years.

    9.  Income Taxes

    The Corporation accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    Deferral of income taxes results primarily from the different methods of accounting for certain retirement plans, general loan loss allowances and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    10.  Benefit Plans

    Employees of the Savings Bank are covered by the Pentegra Group, previously the Financial Institutions Retirement Fund (the "Fund"), which is a defined benefit pension plan to which contributions are made for the benefit of the employees. Contributions are determined to cover the normal cost of pension benefits, the one-year cost of the pre-retirement death and disability benefits and the amortization of any unfunded accrued liabilities.

    The Fund has advised the Savings Bank that the pension plan meets the criteria of a multi-employer pension plan as defined in SFAS No. 87, "Employers' Accounting for Pensions". In accordance with SFAS No. 87, net pension cost is recognized for any required contribution for the period. A liability is recognized for any contributions due and unpaid. Due to a continuation of the Fund's overfunded status, no contributions were made to the pension plan during the years ended December 31, 2000, 1999 and 1998. The provision for pension expense was computed by the Fund's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Fund assets.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Benefit Plans (continued)

    The Savings Bank has purchased life insurance policies on certain officers and directors. The insurance policies had an approximate cash surrender value of $1.2 million at both December 31, 2000 and 1999. The Savings Bank has approved compensation arrangements that provide retirement benefits to certain officers and deferral of fees for directors covered by the policies. The benefit arrangement for one individual requires that the individual provide consulting services to the Savings Bank during the five-year period following retirement. The benefits to be paid, excluding amounts attributable to consulting, are being accrued from the date of approval of the arrangements to the date that full eligibility is attained. Expense related to the above described plans totaled $112,000, $81,000 and $85,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    The Savings Bank adopted the Logansport Savings Bank, FSB Employee Stock Ownership Plan and Trust Agreement ("ESOP") in 1995, for eligible employees of the Savings Bank. The ESOP will be funded by discretionary employer contributions made in cash, which will be invested in shares of the Corporation's common stock. No contributions were made to the ESOP during the years ended December 31, 2000, 1999 or 1998.

    In April 1996, the Corporation's shareholders approved the Logansport Savings Bank, FSB Recognition and Retention Plan and Trust ("RRP"), which provided for the acquisition of up to 52,900 shares of the Corporation's common stock for awards to management. Shares awarded to management under the RRP generally vest at a rate of 20% at the end of each full twelve months of service with the Savings Bank after the date of the award. During 1996, the Savings Bank contributed $615,000 to the RRP for the purchase of 46,675 shares of the Corporation's common stock awarded to management and recorded the amount as unearned compensation. During 1998, the Savings Bank contributed $93,000 for the purchase of the 6,225 remaining allowable shares. Amortization expense under the RRP totaled $136,000, $129,000 and $125,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    In April 1999, the Corporation implemented a contributory 401(k) plan covering all employees who have attained the age of 21 and have completed one year of service. Contributions to the plan are voluntary and are subject to matching by the employer. The Savings Bank's expense related to the plan totaled approximately $14,000 and $11,000 for the years ended December 31, 2000 and 1999, respectively.

    11.  Earnings Per Share

    Basic earnings per share is computed based upon the weighted-average shares outstanding during the year. Weighted-average common shares outstanding totaled 1,090,800, 1,194,070 and 1,243,972 for the years ended December 31, 2000, 1999 and 1998, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 1,090,800, 1,203,324 and 1,287,851 for the years ended December 31, 2000, 1999 and 1998, respectively. Incremental shares related to the assumed exercise of stock options

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Earnings Per Share (continued)

    included in the calculation of diluted earnings per share totaled 9,254 and 43,879 for the years ended December 31, 1999 and 1998, respectively. Options to purchase 125,915, 116,661 and 82,536 shares of common stock with a respective weighted-average exercise price of $10.59, $10.60 and $10.63, were outstanding at December 31, 2000, 1999 and 1998, respectively, but were excluded from the computation of diluted earnings per share because their exercise prices were greater than the average market price of the common shares.

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than 90 days.

    13.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at December 31, 2000 and 1999:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and consumer. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

13.      Fair Value of Financial Instruments (continued)

                  Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand at December 31, 2000 and 1999. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Federal Home Loan Bank advances: The fair value of Federal Home Loan Bank advances has been estimated using discounted cash flow analysis, based on the interest rates currently offered for advances of similar remaining maturities.

                  Notes Payable: The fair value of notes payable is deemed to approximate the carrying value.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2000 and 1999, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:


                                                                             2000                          1999
                                                                 Carrying           Fair        Carrying           Fair
                                                                    value          value           value          value
                                                                                      (In thousands)
    Financial assets
      Cash and cash equivalents                                $    9,210     $    9,210      $    5,146     $    5,146
      Investment securities                                         8,322          8,322           8,539          8,539
      Mortgage-backed securities                                    5,165          5,165           5,898          5,898
      Loans receivable                                            102,418        102,674          90,900         89,169
      Federal Home Loan Bank stock                                  1,973          1,973           1,273          1,273
                                                                ---------      ---------       ---------      ---------

                                                                 $127,088       $127,344        $111,756       $110,025
                                                                  =======        =======         =======        =======

    Financial liabilities

      Deposits                                                  $  79,454      $  79,547       $  76,011      $  76,047
      Advances from the Federal Home Loan Bank                     34,000         33,943          23,000         22,870
      Notes payable                                                 1,237          1,237           1,307          1,307
                                                                ---------      ---------       ---------      ---------

                                                                 $114,691       $114,727        $100,318       $100,224
                                                                  =======        =======         =======        =======

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    14.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $41,000, $37,000 and $36,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities designated as available for sale at December 31, 2000 and 1999, are as follows:


                                                                                         2000

                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)

    U.S. Government agency obligations                         $4,746         $    1                $122         $4,625
    State and municipal obligations                             2,800             99                  -           2,899
    FHLMC stock                                                     4            255                  -             259
    Corporate debt obligations                                    560             -                   21            539
                                                               ------            ---                ----         ------

         Total investment securities                           $8,110           $355                $143         $8,322
                                                                =====            ===                 ===          =====


                                                                                         1999

                                                                               Gross               Gross      Estimated
                                                            Amortized     unrealized          unrealized           fair
                                                                 cost          gains              losses          value
                                                                                     (In thousands)

    U.S. Government agency obligations                         $6,295            $-                 $394         $5,901
    State and municipal obligations                             1,931             20                  12          1,939
    FHLMC stock                                                     4            172                  -             176
    Corporate debt obligations                                    560             -                   37            523
                                                               ------            ---                ----         ------

         Total investment securities                           $8,790           $192                $443         $8,539
                                                                =====            ===                 ===          =====


                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost and estimated fair value of investment securities by term to maturity at December 31, 2000, are shown below.


                                                                                                              Estimated
                                                                                        Amortized                  fair
                                                                                             cost                 value
                                                                                                    (In thousands)

    Due in one year or less                                                               $   125               $   125
    Due after one year through three years                                                    550                   547
    Due after three years through five years                                                1,114                 1,147
    Due after five years through ten years                                                  3,829                 3,763
    Due after ten years                                                                     2,488                 2,481
                                                                                            -----                 -----
                                                                                            8,106                 8,063
    FHLMC stock                                                                                 4                   259
                                                                                         --------                ------

                                                                                           $8,110                $8,322
                                                                                            =====                 =====

    Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 2000, totaled $4.8 million, resulting in gross realized gains of $17,000 and gross realized losses of $34,000.

    Proceeds from maturities and calls of investment securities available for sale during the year ended December 31, 1999, totaled $875,000, resulting in no realized gains or losses.

    Proceeds from sales and calls of investment securities available for sale during the year ended December 31, 1998, totaled $3.9 million, resulting in gross realized gains of $96,000 and gross realized losses of $92,000.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2000 and 1999 are presented below.


                                                                                         2000

                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
                                                                                    (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates               $   766               $-            $    6           $   760
    Government National Mortgage
      Association participation certificates                 2,134                -                61             2,073
    Federal National Mortgage
      Association participation certificates                   915                -                19               896
    Federal Housing Authority participation
      certificates                                             851                 5                6               850
    Small Business Administration
      participation certificates                               598                -                12               586
                                                            ------             -----             ----            ------

         Total mortgage-backed securities                   $5,264            $    5             $104            $5,165
                                                             =====             =====              ===             =====

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)


                                                                                         1999
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
                                                                                    (In thousands)

    Federal Home Loan Mortgage
      Corporation participation certificates                $  822               $-             $  52           $   770
    Government National Mortgage
      Association participation certificates                 2,602                -               125             2,477
    Federal National Mortgage
      Association participation certificates                 1,144                -                29             1,115
    Federal Housing Authority participation
      certificates                                             863                -                25               838
    Small Business Administration
      participation certificates                               714                -                16               698
                                                            ------                --             ----            ------

         Total mortgage-backed securities                   $6,145               $-              $247            $5,898
                                                             =====                ==              ===             =====



The amortized cost and estimated fair value of mortgage-backed securities at December 31, 2000 and 1999, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.


                                                                     2000                              1999
                                                                           Estimated                          Estimated
                                                         Amortized              fair        Amortized              fair
                                                              cost             value             cost             value
                                                                                    (In thousands)

      Due within one year                                  $   691           $   677          $   863           $   834
      Due after one year to three years                      1,082             1,062            1,174             1,132
      Due after three years to five years                      721               707              781               751
      Due after five years to ten years                      1,159             1,133            1,291             1,236
      Due after ten years                                    1,611             1,586            2,036             1,945
                                                             -----             -----            -----             -----

         Total mortgage-backed securities                   $5,264            $5,165           $6,145            $5,898
                                                             =====             =====            =====             =====

Proceeds from sales of mortgage-backed securities during the year ended December 31, 1998, totaled $1.2 million, resulting in gross realized gains of $3,000 and gross realized losses of $3,000.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 is as follows:


                                                                                         2000             1999
                                                                                            (In thousands)
    Residential real estate
      One- to four-family residential                                               $  62,277          $57,889
      Multi-family residential                                                          2,050            2,111
      Construction                                                                      2,814            2,575
    Nonresidential real estate and land                                                13,230           11,825
    Commercial                                                                          7,088            4,102
    Commercial leases                                                                   2,228            1,609
    Consumer and other                                                                 14,575           12,914
                                                                                     --------           ------
                                                                                      104,262           93,025

    Less:
      Undisbursed portion of loans in process                                           1,084            1,685
      Allowance for loan losses                                                           760              440
                                                                                   ----------          -------

                                                                                     $102,418          $90,900
                                                                                      =======           ======

    The Savings  Bank's  lending  efforts have  historically  focused on one- to four-family residential and multi-family residential real estate loans, which comprised approximately $66.1 million, or 64%, of the total loan portfolio at December 31, 2000, and $61.2 million, or 67%, of the total portfolio at December 31, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north-central Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the normal course of business, the Savings Bank has made loans to its directors, officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. Loans to officers and directors totaled approximately $1.0 million at both December 31, 2000 and 1999.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses for the year ended December 31 is as follows:


                                                                                2000         1999         1998
                                                                                         (In thousands)

    Beginning balance                                                           $440         $285         $245
    Provision for losses on loans                                                332          162           63
    Charge-offs of loans - net                                                   (12)          (7)         (23)
                                                                                ----        -----         ----

    Ending balance                                                              $760         $440         $285
                                                                                 ===          ===          ===

    At December 31, 2000, the Savings Bank's allowance for loan losses was comprised entirely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    At December 31, 2000, 1999 and 1998, the Savings Bank had loans of $336,000, $666,000 and $315,000, respectively, which had been placed on nonaccrual status due to concerns as to borrowers' ability to pay. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $12,000, $36,000 and $26,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment is comprised of the following at December 31:


                                                                                           2000           1999
                                                                                              (In thousands)

    Land                                                                                $   203        $   203
    Buildings and improvements                                                            1,742          1,742
    Furniture and equipment                                                                 473            510
                                                                                         ------         ------
                                                                                          2,418          2,455
    Less accumulated depreciation and amortization                                         (575)          (553)
                                                                                         ------         ------

                                                                                         $1,843         $1,902
                                                                                         =======        =======

                           Logansport Financial Corp.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                        December 31, 2000, 1999 and 1998

NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:

    Deposit type and weighted-average
    interest rate                                                                        2000             1999
                                                                                             (In thousands)
    NOW accounts
      December 31, 2000 - 2.63%                                                      $  6,080
      December 31, 1999 - 2.29%                                                                       $  5,677
    Passbook and club accounts
      December 31, 2000 - 3.57%                                                         3,478
      December 31, 1999 - 3.02%                                                                          2,869
    Money market deposit accounts
      December 31, 2000 - 4.29%                                                        15,823
      December 31, 1999 - 4.35%                                                                         19,287
    Non-interest bearing accounts                                                       3,277            2,681
                                                                                      -------          -------

        Total demand, transaction and passbook deposits                                28,658           30,514

    Certificates of deposit
     Original maturities of:

        Less than 12 months

          December 31, 2000 - 6.84%                                                     8,607
          December 31, 1999 - 5.41%                                                                      3,760
        12 months to 18 months
          December 31, 2000 - 6.40%                                                    21,093
          December 31, 1999 - 5.42%                                                                     13,301
        24 months to 30 months
          December 31, 2000 - 5.56%                                                    12,680
          December 31, 1999 - 5.38%                                                                     19,912
        More than 30 months

          December 31, 2000 - 5.72%                                                     3,226
          December 31, 1999 - 5.71%                                                                      3,395
      Individual retirement accounts

        December 31, 2000 - 5.90%                                                       5,190
        December 31, 1999 - 5.44%                                                                        5,129
                                                                                  -----------          -------

      Total certificates of deposit                                                    50,796           45,497
                                                                                       ------           ------

      Total deposits                                                                  $79,454          $76,011
                                                                                       ======           ======


    At December 31, 2000 and 1999, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $6.1 million and $4.1 million, respectively.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the year ended December 31 is summarized as follows:

                                                                                    2000            1999           1998
                                                                                              (In thousands)

    Passbook and money market deposit accounts                                   $   856         $   903        $   923
    NOW accounts                                                                     133             125            105
    Certificates of deposit                                                        2,918           2,291          2,069
                                                                                   -----           -----          -----

                                                                                  $3,907          $3,319         $3,097
                                                                                   =====           =====          =====

    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                                                                 2000              1999
                                                                                                     (In thousands)

    Less than one year                                                                        $39,335           $19,777
    One year to three years                                                                    10,411            22,304
    Over three years                                                                            1,050             3,416
                                                                                              -------           -------

                                                                                              $50,796           $45,497
                                                                                               ======            ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 2000 by a blanket pledge of residential mortgage loans totaling $59.9 million, and the Savings Bank's investment in certain U.S. Government agency securities and mortgage-backed securities totaling $9.8 million, are summarized as follows:


                                                 Maturing year                                         December 31,
    Interest rate                           ending December 31,                                2000                1999
                                                                                                (Dollars in thousands)

    4.87% - 6.22%                                     2000                                 $     -              $12,000
    6.46% - 6.71%                                     2001                                   10,000                  -
    5.94%                                             2004                                    3,000               8,000
    5.55% - 6.75%                                     2005                                    4,000                  -
    4.53%                                             2009                                       -                3,000
    5.60% - 5.99%                                     2010                                   17,000                  -
                                                                                             ------             -------

                                                                                            $34,000             $23,000
                                                                                             ======              ======

    Weighted-average interest rate                                                            6.11%               5.70%
                                                                                              ====                ====

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE H - NOTES PAYABLE

    At December 31, 2000 and 1999, notes payable consists of borrowings secured by the Savings Bank's investment in a real estate partnership which will mature in 2009. The interest rate on the variable rate borrowing was 3.61% and 3.76% at December 31, 2000 and 1999, respectively.

NOTE I - INCOME TAXES

    The provision for income taxes differs from that computed at the statutory corporate tax rate for the year ended December 31 as follows:


                                                                            2000            1999          1998
                                                                                      (In thousands)

    Federal income taxes computed at the statutory rate                     $605            $647          $681
    Increase (decrease) in taxes resulting from:
      Tax exempt interest                                                    (37)            (22)          (23)
      Increase in cash surrender value of life insurance                     (17)            (17)          (17)
      Real estate partnership tax credits                                   (142)            (40)           -
      State income tax provision                                             103             111           116
      Other                                                                   (1)             (1)           (1)
                                                                           -----           -----         -----

    Income tax provision per consolidated
      financial statements                                                  $511            $678          $756
                                                                             ===             ===           ===


                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE I - INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax asset at December 31 is as follows:


    Taxes (payable) refundable on temporary                                                2000           1999
    differences at statutory rate:                                                            (In thousands)

    Deferred tax assets:
      Other than temporary declines in investment securities                              $  23          $  23
      Retirement expense                                                                    216            183
      General loan loss allowance                                                           323            187
      Stock benefit plan expense                                                             57             53
      Unrealized losses on securities designated as
           available for sale                                                                -             170
      Other                                                                                  14             17
                                                                                           ----           ----
         Total deferred tax assets                                                          633            633

    Deferred tax liabilities:
      State income taxes                                                                    (35)           (27)
      Percentage of earnings bad debt deduction                                             (37)           (49)
      Unrealized gains on securities designated as available for sale                       (38)            -
      Loss on investment in real estate partnership                                         (95)           (41)
      Book versus tax depreciation                                                          (25)           (19)
      Other                                                                                  -             (25)
                                                                                             --          -----
         Total deferred tax liabilities                                                    (230)          (161)
                                                                                            ---            ---

         Net deferred tax asset                                                            $403           $472
                                                                                            ===            ===

    The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income, or the amount of qualifying and nonqualifying loans outstanding and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This percentage of earnings bad debt deduction had accumulated to approximately $1.7 million as of December 31, 2000. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $500,000 at December 31, 2000.

    The Savings Bank is required to recapture as taxable income approximately $220,000, representing its post-1987 percentage of earnings bad debt deductions. The Savings Bank has provided deferred taxes for this amount and is permitted by such legislation to recapture such income over a six year period, which commenced in 1998.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE J - COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 2000, the Savings Bank had outstanding commitments of approximately $135,000 to originate residential one-to-four family loans. The Savings Bank also had outstanding commitments of approximately $1.9 million to originate non-residential real estate loans and approximately $330,000 to originate other commercial loans at December 31, 2000. Additionally, the Savings Bank had unused lines of credit under home equity loans and commercial loans of approximately $652,000 and $6.0 million at December 31, 2000, respectively. Finally, the Savings Bank had a commitment under a standby letter of credit totaling $2.7 million at December 31, 2000. Standby letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2000, and will be funded from normal cash flow from operations.

NOTE K - REGULATORY CAPITAL

    The Savings Bank is subject to minimum capital requirements promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE K - REGULATORY CAPITAL (continued)

    The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the calendar year, the Savings Bank was notified by its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Savings Bank must maintain minimum capital ratios as set forth in the following table.

    As of December 31, 2000 and 1999, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.


    2000:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions

                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $16,587    12.5%         =>$1,988    =>1.5%          =>$6,625     =>  5.0%

    Core capital                        $16,587    12.5%         =>$5,300    =>4.0%          =>$7,950     =>  6.0%

    Risk-based capital                  $17,347    20.7%         =>$6,692    =>8.0%          =>$8,365     =>10.0%




    1999:                                                                                        To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions

                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)

    Tangible capital                    $15,152    12.9%         =>$1,761    =>1.5%          =>$5,869     =>  5.0%

    Core capital                        $15,152    12.9%         =>$4,695    =>4.0%          =>$7,042     =>  6.0%

    Risk-based capital                  $15,592    21.7%         =>$5,747    =>8.0%          =>$7,184     =>10.0%


    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE K - REGULATORY CAPITAL (continued)

    The Savings Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable to the Corporation. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During October 1999, the Savings Bank received OTS approval to make up to $2.0 million in capital distributions to the Corporation. Of this amount, dividend payments of $700,000 and $1.0 million were paid in 2000 and 1999, respectively. At December 31, 2000, $300,000 was available to be paid in future years.

NOTE L - STOCK OPTION PLANS

    During 1996, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 132,250 authorized, but unissued shares of common stock at the fair value at the date of grant. During 1999, the Board of Directors adopted a second Stock Option Plan that provided for the issuance of 115,000 authorized, but unissued shares of common stock at the fair value at the date of grant.

    The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, there would have been no material effect on the Corporation's net earnings and earnings per share.

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE L - STOCK OPTION PLANS (continued)


    A summary of the status of the Corporation's stock option plans as of December 31, 2000, 1999 and 1998, and changes during the years ending on those dates is presented below:


                                                2000                        1999                         1998
                                                      Weighted-                  Weighted-                    Weighted-
                                                        average                    average                      average
                                                       exercise                   exercise                     exercise
                                            Shares        price        Shares        price          Shares        price

    Outstanding at beginning of year       125,915      $10.59        126,415       $10.59         124,795      $10.53
    Granted                                     -            -            -              -           2,500       13.75
    Exercised                                   -            -          (500)        10.53            (880)      10.53
    Forfeited                                   -            -            -              -             -            -
                                         ---------      ------      ---------      -------        --------      ------

    Outstanding at end of year             125,915      $10.59        125,915       $10.59         126,415      $10.59
                                           =======       =====        =======        =====         =======       =====

    Options exercisable at year-end         98,547      $10.56         72,179       $10.55          46,311      $10.53
                                            ======       =====         ======        =====          ======       =====
    Weighted-average fair value of
      options granted during the year                     N/A                        N/A                         $2.77
                                                          ===                        ===                          ====



    The following information applies to options outstanding at December 31, 2000:

    Number outstanding                                                                                          125,915
    Range of exercise prices                                                                            $10.53 - $13.75
    Weighted-average exercise price                                                                              $10.59
    Weighted-average remaining contractual life                                                              5.33 years


                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE M - CONDENSED FINANCIAL STATEMENTS OF LOGANSPORT FINANCIAL CORP.

    The following condensed financial statements summarize the financial position of Logansport Financial Corp. as of December 31, 2000 and 1999, and the results of its operations and cash flows for the years ended December 31, 2000, 1999 and 1998.


                           Logansport Financial Corp.
                        STATEMENTS OF FINANCIAL CONDITION
                                  December 31,
                                 (In thousands)

    ASSETS                                                                               2000             1999

    Cash and cash equivalents                                                       $     103        $     374
    Investment in subsidiary                                                           16,662           14,824
    Dividend receivable from subsidiary                                                   300            1,001
    Prepaid expenses and other                                                             69               75
                                                                                    ---------        ---------

          Total assets                                                                $17,134          $16,274
                                                                                       ======           ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                            $   121        $     128

    Shareholders' equity

      Common stock                                                                      5,515            5,979
      Retained earnings                                                                11,526           10,734
      Shares acquired by stock benefit plan                                              (103)            (239)
      Unrealized gains (losses) on securities designated
        as available for sale, net                                                         75             (328)
                                                                                    ---------         --------
          Total shareholders' equity                                                   17,013           16,146
                                                                                       ------           ------

          Total liabilities and shareholders' equity                                  $17,134          $16,274
                                                                                       ======           ======


                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE  M  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.
                             STATEMENTS OF EARNINGS
                             Year ended December 31,
                                 (In thousands)

                                                                                    2000            1999           1998
    Revenue
      Interest income                                                          $       6         $    12       $     13
      Equity in earnings of subsidiary                                             1,300           1,260          1,279
                                                                                   -----           -----          -----
         Total revenue                                                             1,306           1,272          1,292

    General and administrative expenses                                               57              72             66
                                                                                 -------         -------        -------

         Earnings before income tax credits                                        1,249           1,200          1,226

    Income tax credits                                                               (20)            (24)           (21)
                                                                                 -------          ------        -------

         NET EARNINGS                                                             $1,269          $1,224         $1,247
                                                                                   =====           =====          =====

                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE  M  -  CONDENSED  FINANCIAL   STATEMENTS  OF  LOGANSPORT   FINANCIAL  CORP.
(continued)


                           Logansport Financial Corp.
                            STATEMENTS OF CASH FLOWS
                             Year ended December 31,
                                 (In thousands)

                                                                                    2000            1999           1998
    Cash flows provided by (used in) operating activities:
      Net earnings for the year                                                   $1,269          $1,224         $1,247
      Adjustments to reconcile net earnings to net cash
      provided by (used in) operating activities:
        Excess distributions from (undistributed earnings of)
          consolidated subsidiary                                                   (598)            239            221
        Increase (decrease) in cash due to changes in:
          Accrued expenses and other liabilities                                     (70)            ( 6)            40
          Other                                                                       69             (23)           (48)
                                                                                 -------         -------        -------
         Net cash provided by operating activities                                   670           1,434          1,460


    Cash flows provided by (used in) financing activities:

      Proceeds from exercise of stock options                                         -                5              9
      Dividends on common stock                                                     (477)           (521)          (532)
      Purchase of shares                                                            (464)           (696)          (945)
                                                                                  ------          ------         ------
         Net cash used in financing activities                                      (941)         (1,212)        (1,468)
                                                                                  ------           -----          -----

    Net increase (decrease) in cash and cash equivalents                            (271)            222             (8)

    Cash and cash equivalents at beginning of year                                   374             152            160
                                                                                  ------          ------         ------

    Cash and cash equivalents at end of year                                     $   103         $   374        $   152
                                                                                  ======          ======         ======


                           Logansport Financial Corp.

                        December 31, 2000, 1999 and 1998

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the years ended December 31, 2000 and 1999. Certain amounts, as previously reported, have been reclassified to conform to the 2000 presentation.

                                                                        Three Months Ended
                                                     March 31,     June 30,     September 30,     December 31,
    2000:                                                   (In thousands, except per share data)

    Total interest income                               $2,209       $2,343            $2,453           $2,519
    Total interest expense                               1,243        1,368             1,430            1,556
                                                         -----        -----             -----            -----

    Net interest income                                    966          975             1,023              963

    Provision for losses on loans                           71           70                71              120
    Other income (loss)                                     50           49                (8)              31
    General, administrative and other expense              487          495               490              465
                                                        ------       ------            ------           ------

    Earnings before income taxes                           458          459               454              409

    Income taxes                                           151          136               124              100
                                                        ------       ------            ------           ------

    Net earnings                                       $   307      $   323           $   330          $   309
                                                        ======       ======            ======           ======

    Earnings per share:
      Basic                                               $.28         $.29              $.30             $.29
                                                           ===          ===               ===              ===

      Diluted                                             $.28         $.29              $.30             $.29
                                                           ===          ===               ===              ===

                                                                        Three Months Ended
                                                     March 31,     June 30,     September 30,     December 31,
    1999:                                                   (In thousands, except per share data)

    Total interest income                               $1,730       $1,821            $1,945           $2,103
    Total interest expense                                 875          950             1,060            1,158
                                                        ------       ------             -----            -----

    Net interest income                                    855          871               885              945

    Provision for losses on loans                           41           40                41               40
    Other income                                            66           12                44               53
    General, administrative and other expense              426          420               397              424
                                                        ------       ------            ------           ------

    Earnings before income taxes                           454          423               491              534

    Income taxes                                           172          152               173              181
                                                        ------       ------            ------           ------

    Net earnings                                       $   282      $   271           $   318          $   353
                                                        ======       ======            ======           ======

    Earnings per share:
      Basic                                               $.24         $.22              $.27             $.30
                                                           ===          ===               ===              ===

      Diluted                                             $.23         $.22              $.27             $.30
                                                           ===          ===               ===              ===


                     MARKET PRICE OF LOGANSPORT FINANCIAL'S
                COMMON SHARES AND RELATED SECURITY HOLDER MATTERS

The common stock of the Company is traded on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") Small Cap Market, under the symbol "LOGN." As of February 8, 2001, there were 800 shareholders of record of the Company's common stock. The table below presents the high and low trade prices for the common shares of the Company, together with dividends declared per share, for each quarter of the years ended December 31, 2000 and 1999. Such price information was obtained from Nasdaq.



                                                                                                     Per Share
Year Ending December 31,                                       High                Low               dividends

2000

Quarter ending March 31, 2000                                 $10.313             $9.063                $0.11
Quarter ending June 30, 2000                                    9.875              7.625                 0.11
Quarter ending September 30, 2000                              11.875              9.813                 0.11
Quarter ending December 31, 2000                               11.813             10.875                 0.11

1999

Quarter ending March 31, 1999                                 $14.000            $12.000                $0.11
Quarter ending June 30, 1999                                   12.500             11.130                 0.11
Quarter ending September 30, 1999                              11.560              9.630                 0.11
Quarter ending December 31, 1999                               10.500              9.030                 0.11



TRANSFER AGENT AND REGISTRAR. The Fifth Third Bank of Cincinnati, Ohio ("Fifth Third") is the Company's stock transfer agent and registrar. Fifth Third maintains the Company's shareholder records. Shareholders requiring a change of name, address or ownership of stock, as well as information about shareholder records, lost or stolen certificates, dividend checks, or dividend direct deposit should contact:

                                Fifth Third Bank
                           Corporate Trust Operations
                                Mail Drop 10AT66
                               38 Fountain Square
                             Cincinnati, Ohio 45263
                         (800) 837-2755 or 513-579-5320

GENERAL COUNSEL.                                 INDEPENDENT AUDITORS.

Barnes & Thornburg                               Grant Thornton LLP
11 South Meridian Street                         625 Eden Park Drive, Suite 900
Indianapolis, Indiana  46204                     Cincinnati, Ohio  45202

SHAREHOLDER & GENERAL INQUIRIES. The Company is required to file an Annual Report on Form 10-K for its year ended December 31, 2000 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                       Dottye Robeson, Secretary/Treasurer
                           Logansport Financial Corp.
                           723 East Broadway, Box 569
                            Logansport, Indiana 46947
                          (219) 722-3855 extension 313

OFFICE LOCATION.

723 East Broadway
Logansport, Indiana  46947
(219) 722-3855
Fax - (219) 722-3857
Email - dottyer@logansportsavings.com